Exhibit 99.1

INVESTING IN CHANGE

QUARTERLY REPORT 3

FOR THE 3-MONTH AND 9-MONTH PERIODS

Table of Contents

2	Financial summary
3	The business environment in the third quarter of 2012
8	Financial overview
8	Significant facts and developments
11	Supplemental information on non-IFRS measures
13	Financial results for the 3-month periods ended September 30, 2012 and 2011
19	Business highlights
20	Business segment review
25	Other items analysis
26	Liquidity and capital resources
28	Consolidated financial position as at September 30, 2012 and December 31, 2011
29	Near-term outlook
34	Financial results for the 9-month periods ended September, 2012 and 2011.
39	Unaudited condensed interim consolidated financial statements

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

The following is the quarterly financial report and management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”) and should be read in conjunction with the Corporation’s consolidated financial statements and accompanying notes for the three-month and six-month periods ended September 30, 2012 and 2011. Information contained herein includes any significant developments as at November 7, 2012, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Corporation’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices, as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses operating income before depreciation and amortization or operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) because it is the measure used by management to assess the operating and financial performance of the Corporation’s operating segments. Moreover, we believe that • OIBD is a measure often used by investors to assess a Corporation’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and you should not consider this item in isolation, or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us.

•	OIBD does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments.

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs.

•	OIBD does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt.

•

Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.

•

The specific items excluded from OIBD, operating income, net earnings (loss) and cash flow from operation include mainly charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, accelerated amortization due to restructuring measures and unrealized gain or loss on financial instruments that do not qualify for hedge accounting. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of these items will continue to take place and will reduce the cash available to us.

Because of these limitations, OIBD should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other companies. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash provided by (used in) operating activities, which we believe to be the closest IFRS performance and liquidity measures to OIBD, is set forth in the “Supplemental Information on Non-IFRS Measures” section.

TO OUR SHAREHOLDERS

CASCADES REPORTS THIRD QUARTER RESULTS ☐

Q3-2012 FINANCIAL HIGHLIGHTS

•	Sales of $906 million (compared to $944 million in Q2-2012 (-4%) and $947 million in Q3-2011 (-4%))

•	Excluding specific items

•	EBITDA of $78 million (compared to $84 million in Q2-2012 (-7%) and $79 million in Q3-2011 (-1%))

•	Net earnings per share of $0.07 (compared to net earnings of $0.08 in Q2-2012 and a net loss of $0.02 in Q3-2011)

•	Including specific items

•	EBITDA of $83 million (compared to $77 million in Q2-2012 (+8%) and $53 million in Q3-2011 (+57%))

•	Net earnings per share of $0.05 (compared to net earnings of $0.08 in Q2-2012 and a net loss of $0.21 in Q3-2011)

•	Net debt of $1,542 million (compared to $1,585 million as at June 30, 2012), including $147 million of non-recourse debt

•	Price increase announcement in our containerboard sector

STRATEGIC AND FINANCIAL INITIATIVES

•	Major investments in several of our folding carton and microlithography plants and announcement of the closure of the Lachute (Québec) folding carton plant

•	Permanent closure of the napkin plant located on McNicoll Street in Toronto

•	Greenpac project machine installation proceeding as planned with expected start-up in July 2013

•	Extension and amendment of existing revolving credit facility resulting in lower interest costs

•	Establishment of a Small Shareholder Program for registered shareholders

Financial Summary

Selected consolidated information (in millions of Canadian dollars, except amounts per share) (unaudited)	Q3-2012	Q3-2011	Q2-2012
Sales	906	947	944
Excluding specific items1
Operating income before depreciation and amortization (OIBD or EBITDA)	78	79	84
Operating income	33	33	37
Net earnings (loss)	7	(2)	7
per common share	$0.07	$(0.02)	$0.08
Cash flow from continuing operations (adjusted)	44	61	40
Margin (OIBD or EBITDA)	8.6%	8.3%	8.9%
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	83	53	77
Operating income	36	7	29
Net earnings (net loss)	5	(20)	7
per common share	$0.05	$(0.21)	$0.08
Cash flow from continuing operations (adjusted)	42	60	37

Note 1 - see the supplemental information on non-IFRS measures.

Segmented OIBD excluding specific items (in millions of Canadian dollars, except amounts per share) (unaudited)	Q3-2012	Q3-2011	Q2-2012
Packaging Products
Containerboard	26	27	23
Boxboard Europe	7	10	11
Specialty Products	15	13	15
	48	50	49
Tissue Papers	35	18	39
Corporate Activities	(5)	11	(4)
OIBD excluding specific items	78	79	84

The results for our third quarter did not meet our expectations due to a strong Canadian dollar, operational issues, higher recycled office paper costs and a stronger seasonal decline in activity level in Europe.

Our Tissue Papers Group continued to contribute positively but was impacted by the increase in the average cost of its raw materials, namely white grades recycled papers. Our Specialty Products Group posted stable results. In Europe, shipments decreased significantly. As previously highlighted, downtimes, which are usual during this period of the year, have been longer in 2012 due to important investments undertaken at certain mills and lower order inflows. Financial results of our Containerboard Group show a sequential increase. However these results should have been better given the decline in recycled paper costs. During the last few quarters, operational problems at two of our manufacturing mills resulted in higher production and external supply costs. Downtime taken in September to address these problems further contributed to subpar performance. As a result, we were not able to fully benefit from the usual seasonality inherent to the third quarter and from more favorable recycled fiber prices.

In the short term, fundamentals in our sectors are positive. In the containerboard sector, the recent price hike announcement will contribute positively to our results during the next quarter with full implementation in the beginning of 2013. Demand in the tissue papers segment continues to be robust. The European market remains difficult but we are satisfied with progress made to improve our production assets following recent investments. Finally, we do not expect a significant increase in the level of recycled paper prices in the short term. For these reasons, prospects for the current quarter are encouraging despite the inherent seasonality associated with the month of December.

Alain Lemaire

President and Chief Executive Officer

THE BUSINESS ENVIRONMENT IN THE THIRD QUARTER OF 2012

EXCHANGE RATES AND ENERGY COSTS

Cascades’ results are impacted by the U.S. dollar and Euro fluctuations against the Canadian dollar, as well as by energy prices.

In the third quarter of 2012, the Canadian currency gained 2% and 4% against the U.S. dollar and the Euro respectively compared to the previous quarter. The average value of the Canadian dollar against its U.S. counterpart was 1% lower than during the same period last year. Against the Euro, our currency gained 11% during the third quarter of 2012 compared to Q3-2011.

As for energy costs, natural gas spot prices experienced a 26% increase during the third quarter of 2012 after numerous decreasing quarters. They still averaged 33% less than during the third quarter of 2011. Sequentially, the price of crude oil has declined by 10% during the third quarter. It was 2% lower in Q3-2012 than during the same period last year.

	2010					2011			2012	Change Q3-2012 Q3-2011	Change Q3-2012 Q2-2012
Averages	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3
Foreign exchange rates
US$/CAN$	0.971	1.014	1.033	1.021	0.977	1.011	0.999	0.990	1.005	-1%	2%
EURO/CAN$	0.733	0.742	0.718	0.723	0.725	0.727	0.762	0.772	0.803	11%	4%
Energy prices
Natural gas Henry Hub (US$/mmBtu)	4.39	4.10	4.31	4.19	3.55	4.04	2.74	2.22	2.81	-33%	26%
Crude oil WTI (US$/barrel)	77.32	90.41	103.88	91.89	89.87	94.01	100.51	100.11	89.97	-2%	-10%

INDUSTRY STATISTICS

U.S. CONTAINERBOARD INDUSTRY PRODUCTION AND CAPACITY UTILIZATION RATE

The U.S. containerboard industry’s production increased by 3% compared to the previous quarter. It decreased by 1% compared to the same period last year. The market is more balanced however and the industry’s capacity utilization rate averaged 96% in Q3-2012 compared to 94% in the previous quarter and 98% for the same period in 2011.

Source: RISI

U.S. CONTAINERBOARD INVENTORIES AT BOX PLANTS AND MILLS

Inventories of containerboard continued to decrease during the third quarter and stood at 3.4 weeks of supply at the end of September, the lowest level since June 2010. Restrained output from the part of producers and strong weekly shipments in September have contributed to a tighter market.

Source: Fiber Box Association

EUROPEAN INDUSTRY’S ORDER INFLOW OF COATED RECYCLED BOXBOARD (WLC) FROM EUROPE

(5-WEEK WEEKLY MOVING AVERAGE, IN METRIC TONNES)

In Europe, demand for both coated virgin and recycled boxboard grades was average. Order inflows for FBB and WLC did not pick up in September as expected. Additional production capacity in the FBB market is also having a negative impact. The WLC market was slightly more positive with closures contributing to balance the market.

Source: CEPI Cartonboard

U.S. TISSUE PAPER INDUSTRY PRODUCTION (PARENT ROLLS) AND CAPACITY UTILIZATION RATE

Manufacturing production in the U.S. tissue paper industry is still strong with mills running at high operating rate and a tight parent roll market. During the third quarter, parent roll production hedged up 2% compared to the same period last year and the average capacity utilization rate of 95% compares favorably with the 94% average in Q3-2011. The production of converted products experienced a similar increase year over year but decreased by 2% compared to the previous quarter, which is not unusual for this period of the year.

Source: RISI

U.S. RECYCLED FIBRE EXPORTS TO CHINA (ALL GRADES)

So far in 2012, Chinese recycled paper demand has decreased by 4% compared to last year. The latest data available show a significantly decrease in the month of August. While news and pulp substitute grades registered the steepest decline, corrugated grades also declined and were 6% lower than during the same period in 2011. Up to the end of August however, exports of recycled OCC to China were 1% higher than during the first 8 months of 2011.

Source: RISI

SELLING PRICES AND RAW MATERIAL COSTS

On the selling price front for our manufacturing operations, Cascades’ North American price index in U.S. dollar increased by 1% during the third quarter of 2012 compared to the previous quarter. Prices were relatively flat for all our sectors. Year over year however, the price index was 3% lower. A decrease in the price of boxboard contributed to the decline. Our other sectors were also impacted by an unfavorable product mix.

In Europe, prices have decreased by approximately 4% in Canadian dollar terms compared to the previous quarter due to the strengthening of our reporting currency against the Euro.

Our North American raw material index for the third quarter of 2012 decreased by 4% compared to the previous quarter. The decline in average costs for both recycled groundwood papers and OCC surpassed the increase in average costs for recycled white paper grades. Compared to the same period last year however, the costs for recycled brown, groundwood and white papers were lower by 30%, 41% and 34% respectively.

The result is a wider average spread in US dollar between the selling price index for our manufacturing operations and our raw material index which increased by 3% compared to the second quarter of 2012 (+1% in Canadian dollar). In comparison to Q3-2011, the spread in U.S. dollar was 16% higher (+15% in Canadian dollar).

1	The Cascades North American selling prices index represents an approximation of the Corporation’s manufacturing selling prices in North America. It is weighted according to shipments and is based on the average selling price of our North American manufacturing operations of boxboard, containerboard, specialty products and tissue paper. It considers the change in the mix of products sold. This index should only be used as a trend indicator.
2	The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in short tons). This index should only be used as a trend indicator, as it may differ from our actual manufacturing purchasing costs and our purchase mix.

	2010					2011	2012			Change Q3-2012/Q3- 2011		Change Q3-2012/Q2- 2012
These indexes should only be used as indicator of trends and they be different than our actual selling prices or purchasing costs.	Average	Average Q1	Average Q2	Average Q3	Average Q4	Average	Average Q1	Average Q2	Average Q3	(units)	(%)	(units)	(%)
Selling prices (average)
Cascades North American US$ index (index 2005 = 1,000)1	1,186	1,238	1,250	1,267	1,272	1,256	1,271	1,227	1,234	-33	-3%	6	1%
PACKAGING
Boxboard
North America (US$/ton)

Recycled boxboard - 20pt. clay coated news (transaction)	828	880	917	920	920	909	920	913	887	-33	-4%	-27	-3%
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index2	639	690	716	716	718	710	698	677	677	-40	-6%	—	—
Virgin coated duplex boxboard (GC2) index3	1,055	1,155	1,151	1,152	1,155	1,153	1,141	1,118	1,118	-34	-3%	—	—
Containerboard (US$/ton)

Linerboard 42-lb. unbleached kraft, East U.S. (transaction)	625	640	640	640	640	640	640	640	657	17	3%	17	3%

Corrugating medium 26-lb. semichemical, East U.S. (transaction)	595	610	610	610	610	610	610	610	627	17	3%	17	3%
Specialty Products (US$/ton, tonne for deinked pulp)
Recycled boxboard - 20pt. bending chip (transaction)	619	667	675	670	670	670	670	670	657	-13	-2%	-13	-2%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	743	748	768	812	725	763	663	675	713	-98	-12%	38	6%
Unbleached kraft paper, grocery bag 30-lb.	1,022	1,025	1,093	1,110	1,150	1,095	1,110	1,110	1,110	—	—	—	—
Uncoated white 50-lb. offset, rolls	914	930	955	947	930	940	923	920	920	-27	-3%	—	—
TISSUE PAPERS
Cascades Tissue Papers (index 1999 = 1,000)4	1,619	1,631	1,662	1,718	1,664	1,669	1,612	1,610	1,622	-96	-6%	12	1%
Raw materials (average)
Cascades North American US$ index (index 2005 = 300)5	421	471	494	512	410	472	387	384	368	-144	-28%	-15	-4%
RECYCLED PAPER
North America (US$/ton)

Corrugated containers, no. 11 (New England)	149	182	178	179	155	174	152	151	125	-54	-30%	-26	-17%
Special news, no. 8 (ONP - Chicago & NY average)	88	128	139	135	103	126	85	90	70	-65	-48%	-19	-21%

Sorted office papers, no. 37 (SOP - Chicago & NY average)	214	223	263	283	164	233	145	151	170	-113	-40%	19	13%
Europe (Euro/tonne)
Recovered paper index6	120	146	158	147	107	140	113	118	102	-46	-31%	-16	-13%
VIRGIN PULP (US$/tonne)
Bleached softwood kraft Northern, East U.S.	960	970	1,027	993	920	978	873	900	853	-140	-14%	-47	-5%
Bleached hardwood kraft Northern mixed, East U.S.	856	820	850	823	738	808	714	778	763	-61	-7%	-15	-2%
WOODCHIPS – Conifer Eastern Canada (US$/odmt)	123	123	125	125	134	127	130	121	120	-5	-4%	-1	-1%

Sources: RISI, Random Lengths, Dow Jones and Cascades.

1	See note 1 page 8.
2	The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grade selling prices in Europe. It is weighted by country.
3	The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grade selling prices in Europe. It is weighted by country.
4	The Cascades tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.
5	See note 2 page 8.
6	The Cascades recovered paper index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country based on the recycled fibre supply mix of 2009.

Management’s

Discussion & Analysis

☐ Financial overview ☐

The Corporation encountered many challenges in 2011 over which it did not have control as we continued to face challenging business conditions due to the rapid inflation of our production costs which was not offset by selling price increases. However, during the second half of 2011, selling price increases were implemented in all of our segments except for Containerboard. The appreciation of the Canadian dollar against the U.S. dollar was 4% stronger on average in 2011 compared to 2010. This increase had a significant impact on the Corporation’s sales when converted into Canadian dollars as a significant portion of our selling prices is derived from U.S. dollar-based price indexes. In addition, recycled fiber costs continued to impact our operating margins and they reached historical highs during the third quarter of 2011. On the other hand, the Corporation benefited, in 2011, from the full consolidation of Reno de Medici S.p.A. (RdM) starting from the second quarter. Finally, actions taken during the year 2011 in accordance with our strategic plan should increase our profitability in the near term (see the “Significant facts and developments’’ section in the 2011 Annual Report for more details).

During the first nine months of 2012, we were able to largely benefit from lower raw materials costs that had begun falling in the fourth quarter of 2011. This had a favorable impact on our results as well as business acquisitions and disposals that occurred during that period. Shipments reported were 2% higher compared to last year. Excluding tons related to our business acquisitions, disposals and closures, the comparable shipments were down by 4% mostly due to our European boxboard and North American containerboard operations.

In the third quarter of 2012, the Corporation posted net earnings of $5 million, or $0.05 per share, compared to a net loss of $20 million, or ($0.21) per share for the same period of 2011. Excluding specific items, which are discussed in detail on pages 18 to 21, net earnings stood at $7 million or $0.07 per share, compared to a net loss of $2 million or ($0.02) per share in the same period in 2011. Sales in the third quarter of 2012 decreased by $41 million, or 4%, to reach $906 million, compared to $947 million in the same period of 2011. The Corporation recorded an operating income of $36 million in the third quarter of 2012, compared to an operating income of $7 million in the same period of 2011. Excluding specific items, operating income stayed flat at $33 million, compared to the same period of 2011 (see “Supplemental Information on Non-IFRS Measures” for reconciliation of these amounts).

During the first nine months of 2012, the Corporation posted net earnings of $18 million, or $0.19 per share, compared to net earnings of $94 million, or $0.98 per share for the same period of 2011 which includes the gain on the sale of our Dopaco activities. Excluding specific items, which are discussed in detail on pages 18 to 21, we posted net earnings of $18 million or $0.19 per share during the first nine months of 2012, compared to a net loss of $10 million or ($0.10) per share in the same period of 2011. Sales during the first nine months of 2012 increased by $29 million, or 1%, to reach $2.741 billion, compared to $2.712 billion in the same period of 2011. The Corporation recorded an operating income of $94 million during the first nine months of 2012, compared to $22 million in the same period of 2011. Excluding specific items, operating income increased by $47 million to $96 million during the first nine months of 2012 compared to $49 million in the same period of 2011 (see “Supplemental Information on Non-IFRS Measures” for reconciliation of these amounts).

SIGNIFICANT FACTS AND DEVELOPMENTS

i. On April 2, 2012, the Corporation announced the acquisition of Bird Packaging Limited’s containerboard converting and warehousing facilities located in Guelph, Kitchener and Windsor, in Ontario. This acquisition will allow the Containerboard Group to broaden its market reach in Ontario by integrating plants that benefit from an excellent reputation amongst their customers and to add a team of skilled people.

ii. On April 25, 2012, the Corporation announced the consolidation of the Containerboard Group corrugated product plants in Ontario, translating into an investment of $30 million in the Vaughan, St. Mary’s, Etobicoke and Belleville plants to modernize manufacturing equipment and increase production capacity, profitability and productivity. The consolidation will result in the permanent closure of three plants, in Mississauga, in North York and in Peterborough, specialized in converting corrugated products; North York and Peterborough were closed as of June 30 and Mississauga was closed at the end of October. Production from these plants has been redirected to other converting plants in Ontario.

iii. On September 5, 2012, the Corporation announced major investments in some of its folding carton and microlithography plants of its Containerboard Group, in Ontario and Québec. With a total investment of $22 million, the Montréal, Mississauga, Winnipeg and Cobourg plants will benefit from the installation of new modern equipment that will optimize their production and efficiency. Concurrently to this investment program, the Lachute folding carton plant will be closed at the latest by the end of the first quarter of 2013, and its production volume will be gradually transferred to other facilities.

iv. During the first nine months of 2012, the Corporation invested US$34 million ($34 million) (including a bridge loan of US$15 million ($15 million)) in Greenpac Mill LLC (Greenpac) in relation to the construction of a recycled containerboard mill in New York State, (USA), in partnership with third parties. Once completed as planned, it is anticipated to increase the Corporation’s market share in the containerboard industry and will confirm its position as one of the industry leaders. The Greenpac mill will be built for an estimated cost of US$430 million on property located adjacent to its existing containerboard mill in Niagara Falls, NY. Greenpac will manufacture a light-weight linerboard made with 100% recycled fibers on a single machine measuring 328 inches (8.33 meters) wide with an annual production capacity of 540,000 short tons. This machine will be one of the largest in North America and will include numerous technological advances, making it a unique project of its kind. So far, the project is on time and on budget, including the planned contingency. The production is planned to begin in July 2013. Financing for the project was finalized at the end of June 2011 and the Corporation’s interest in the project is 59.7% as at September 30, 2012. As at September 30, 2012, the total contribution by the Corporation is US$99 million. This investment is accounted for using the equity method.

v. In 2007, the Corporation entered into a combination agreement with RdM, a publicly traded Italian corporation that is the second largest recycled boxboard producer in Europe. The combination agreement was amended in 2009 and provides, among other things, that RdM and Cascades are granted an irrevocable call option or put option, respectively, to purchase two European virgin boxboard mills belonging to Cascades (the “Virgin Assets”). RdM had a call option to be exercised 120 days after delivery of the Virgin Assets financial statements for the year ended December 31, 2011, by Cascades to RdM. This option was not exercised by RdM and has expired. Cascades may exercise its put option 120 days after delivery of the Virgin Assets financial statements for the year ended December 31, 2012, by Cascades to RdM. The Corporation is also granted the right to require that the entire put option price, as the case may be, be paid in newly issued common shares of RdM.

vi. In addition to this agreement, the Corporation entered, in 2010, into a put and call agreement with Industria E Innovazione (“Industria”) whereby Cascades has the option to buy 9.07% of the shares of RdM (100% of the shares held by Industria) for €0.43 per share between March 1, 2011 and December 31, 2012. Following the review of the impacts of IFRS 10, Cascades concluded that the Corporation will continue to fully consolidate RdM as at January 1, 2013. Industria also has the option to require the Corporation to purchase its shares for €0.41 per share between January 1, 2013 and March 31, 2014. On April 7, 2011, the acquisition of RdM shares on the open market for a total interest of 40.95%, combined with the enforceable call option, triggered the business combination of RdM into Cascades. As a result, the Corporation started to fully consolidate the results and financial position of RdM on that date with a non-controlling interest of 59.05%. Prior to the second quarter of 2011, our share of the results of RdM was accounted for using the equity method. Our share in the equity of RdM stood at 47.15% as at September 30, 2012. As at September 30, 2012, neither the call option nor the put option have been exercised.

KEY PERFORMANCE INDICATORS

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2010	2011					2012
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total
OPERATIONAL
Total shipments (in ‘000 of s.t.)1
Packaging
Containerboard	1,612	383	352	328	309	1,372	290	300	301	891
Boxboard Europe2	212	57	318	269	253	897	278	286	260	824
Specialty Products3	393	97	98	95	87	377	98	97	99	294
	2,217	537	768	692	649	2,646	666	683	660	2,009
Tissue Papers4	518	124	134	130	125	513	130	146	147	423

Total	2,735	661	902	822	774	3,159	796	829	807	2,432

Integration rate
Containerboard (North America)	55%	53%	53%	55%	52%	53%	58%	56%	56%	57%
Tissue Papers	56%	58%	57%	58%	69%	60%	72%	68%	66%	69%

Manufacturing capacity utilization rate
Packaging
Containerboard	93%	92%	89%	89%	93%	91%	88%	85%	86%	86%
Boxboard Europe	87%	93%	94%	86%	84%	88%	92%	95%	86%	91%
Specialty Products (paper only)	82%	80%	79%	78%	69%	77%	78%	78%	79%	78%
Tissue Papers5	93%	91%	93%	90%	87%	90%	94%	98%	99%	97%

Total	91%	90%	90%	87%	86%	88%	89%	90%	87%	89%

Energy cons.6 - GJ/ton	11.11	12.64	10.65	10.50	12.90	11.38	11.86	11.18	10.89	11.31
Work accidents7 - OSHA frequency rate	4.93	4.50	4.70	4.50	4.30	4.50	3.20	3.80	4.60	3.87
FINANCIAL
Return on assets8
Packaging
Containerboard	12%	11%	9%	7%	6%	6%	7%	7%	7%	7%
Boxboard Europe	7%	9%	9%	8%	7%	7%	7%	6%	6%	6%
Specialty Products	13%	11%	10%	8%	7%	7%	7%	8%	8%	8%
Tissue Papers	15%	14%	13%	12%	11%	11%	11%	15%	17%	17%
Consolidated return on assets	10.6%	9.9%	8.7%	7.4%	6.5%	6.5%	7.1%	7.6%	7.5%	7.5%
Return on capital employed9	3.8%	3.4%	2.6%	2.1%	1.3%	1.3%	1.9%	2.3%	2.2%	2.2%
Working capital10
In millions of $, at end of period	503	526	565	564	510	510	536	549	524	524
% of sales11	13.9%	14.5%	14.4%	14.5%	13.2%	13.2%	14.2%	14.7%	14.3%	14.3%

1	Shipments do not take into account the elimination of business sector intercompany shipments.
2	Starting in Q2 2011, shipments take into account the full consolidation of RdM.
3	Industrial packaging and specialty papers shipments.
4	Starting in Q4 2011, shipments take into account the acquisition of Papersource.
5	Defined as: Manufacturing internal and external shipments/Practical capacity.
6	Average energy consumption for manufacturing mills only, excluding RdM.
7	Excluding RdM, Papersource and Bird Packaging.
8	Return on assets is a non-IFRS measure defined as the last twelve months (“LTM”) OIBD excluding specific items/LTM Average of total assets. It includes or excludes significant business acquisitions and disposals respectively of the last twelve months.
9	Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income excluding specific items/average LTM Capital employed. Capital employed is defined as the total assets less accounts payable and accrued liabilities. It includes or excludes significant business acquisitions and disposals respectively of the last twelve months.
10	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less accounts payable and accrued liabilities. It includes or excludes significant business acquisitions and disposals respectively of the last twelve months.
11	% of sales = Working capital end of period/LTM sales. It includes or excludes significant business acquisitions and disposals respectively of the last twelve months.

HISTORICAL FINANCIAL INFORMATION

(In millions of Canadian dollars, unless otherwised noted)	2010					2011					2012
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total
Sales
Packaging
Containerboard	347	369	390	353	1,459	344	333	317	299	1,293	284	300	299	883
Boxboard Europe	52	51	49	55	207	62	256	221	206	745	204	208	181	593
Specialty Products	192	198	195	201	786	202	219	224	206	851	202	209	197	608
Inter-segment sales	(25)	(24)	(24)	(27)	(100)	(27)	(28)	(27)	(22)	(104)	(18)	(19)	(17)	(54)
	566	594	610	582	2,352	581	780	735	689	2,785	672	698	660	2,030
Tissue Papers	197	218	226	212	853	199	218	221	233	871	229	255	253	737
Inter-segment sales and Corporate activities	(4)	(4)	(4)	(11)	(23)	(6)	(7)	(9)	(9)	(31)	(10)	(9)	(7)	(26)
	759	808	832	783	3,182	774	991	947	913	3,625	891	944	906	2,741
Operating income (loss)
Packaging
Containerboard	16	26	38	(3)	77	(4)	4	(1)	(24)	(25)	8	(1)	7	14
Boxboard Europe	1	3	(8)	2	(2)	3	13	(2)	(4)	10	4	—	(1)	3
Specialty Products	10	9	12	5	36	1	2	2	(17)	(12)	5	8	8	21
	27	38	42	4	111	—	19	(1)	(45)	(27)	17	7	14	38
Tissue Papers	8	14	15	8	45	—	7	8	37	52	21	26	24	71
Corporate activities	(16)	(7)	(25)	(5)	(53)	(6)	(5)	—	(6)	(17)	(9)	(4)	(2)	(15)
	19	45	32	7	103	(6)	21	7	(14)	8	29	29	36	94
OIBD excluding specific items1
Packaging
Containerboard	33	46	55	36	170	19	20	27	19	85	21	23	26	70
Boxboard Europe	2	2	—	4	8	5	17	10	10	42	13	11	7	31
Specialty Products	16	17	18	12	63	7	12	13	2	34	11	15	15	41
	51	65	73	52	241	31	49	50	31	161	45	49	48	142
Tissue Papers	19	24	24	23	90	10	16	18	28	72	33	39	35	107
Corporate activities	(11)	(4)	(3)	(3)	(21)	(4)	(3)	11	(8)	(4)	(6)	(4)	(5)	(15)
	59	85	94	72	310	37	62	79	51	229	72	84	78	234
Net earnings (loss)	1	28	24	(12)	41	(8)	122	(20)	5	99	6	7	5	18
Excluding specific items1	4	26	33	17	80	1	(9)	(2)	(4)	(14)	4	7	7	18
Net earnings (loss) per share (in dollars)
Basic	$0.01	$0.29	$0.25	$(0.12)	$0.43	$(0.08)	$1.27	$(0.21)	$0.05	$1.03	$0.06	$0.08	$0.05	$0.19
Basic, excluding specific items1	$0.04	$0.27	$0.35	$0.17	$0.83	$0.01	$(0.09)	$(0.02)	$(0.04)	$(0.14)	$0.04	$0.08	$0.07	$0.19
Cash flow from operations (adjusted)1 including discontinued operations	51	54	84	54	243	22	14	60	35	131	48	37	42	127
Cash flow from discontinued operations (adjusted)1	(11)	(13)	(13)	(13)	(50)	(7)	2	—	—	(5)	—	—	—	—
Cash flow from continuing operations (adjusted)1	40	41	71	41	193	15	16	60	35	126	48	37	42	127
Excluding specific items	43	41	72	41	197	15	17	61	40	133	48	40	44	132
Net Debt2	1,454	1,508	1,462	1,397	1,397	1,445	1,298	1,370	1,485	1,485	1,524	1,585	1,542	1,542
Cascades North American US$ selling price index (2005 index = 1,000)3	1,106	1,180	1,223	1,234	1,186	1,238	1,250	1,267	1,272	1,257	1,271	1,227	1,234	1,244
Cascades North American US$ raw materials index (2005 index = 300)3	426	409	397	451	421	471	494	512	410	472	387	384	368	380
US$/CAN$	$0.96	$0.97	$0.96	$0.99	$0.97	$1.01	$1.03	$1.02	$0.98	$1.01	$1.00	$0.99	$1.01	$1.00
Natural Gas Henry Hub☐—☐US$/mmBtu	$5.30	$4.09	$4.38	$3.80	$4.39	$4.10	$4.31	$4.19	$3.55	$4.04	$2.74	$2.22	$2.81	$2.59

Sources: Bloomberg and Cascades.

1	See “Supplemental information on non-IFRS measures.”
2	Defined as total debt less cash and cash equivalents.
3	See notes 1 and 2 on page 8.

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net earnings (loss), a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q3 2012	Q3 2011	Q3-YTD 2012	Q3-YTD 2011
Net earnings (loss) attributable to Shareholders for the period	5	(20)	18	94
Net loss (earnings) from discontinued operations for the period	—	2	2	(113)
Net loss attributable to non-controlling interest	(1)	(3)	(3)	(3)
Share of loss (earnings) of associates and joint ventures	1	(1)	(3)	(11)
Provision for (recovery of) income taxes	1	10	7	(25)
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(5)	(2)	5
Financing expense	25	24	75	75
Operating income	36	7	94	22
Specific items:
Gain on disposals and others	—	—	(1)	(10)
Inventory adjustment resulting from business acquisition	—	—	—	6
Impairment charges	1	14	2	15
Restructuring costs	—	1	4	5
Unrealized loss (gain) on financial instruments	(6)	11	(6)	11
Accelerated depreciation and amortization due to restructuring measures	2	—	3	—
	(3)	26	2	27
Operating income - excluding specific items	33	33	96	49
Depreciation and amortization, excluding specific items	45	46	138	129
Operating income before depreciation and amortization - excluding specific items	78	79	234	178

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

(in millions of Canadian dollars, except amounts per share)	Net earnings (loss)				Net earnings (loss) per share☐
	Q3 2012	Q3 2011	Q3-YTD 2012	Q3-YTD 2011	Q3 2012	Q3 2011	Q3-YTD 2012	Q3-YTD 2011
As per IFRS	5	(20)	18	94	$0.05	$(0.21)	$0.19	$0.98
Specific items:
Gain on disposals and others	—	—	(1)	(10)	—	—	$(0.01)	$(0.15)
Inventory adjustment resulting from business acquisition	—	—	—	6	—	—	—	$0.04
Impairment charges	1	14	2	15	—	$0.10	$0.01	$0.11
Restructuring costs	—	1	4	5	—	$0.01	$0.03	$0.04
Unrealized loss (gain) on financial instruments	(6)	11	(6)	11	$(0.04)	$0.10	$(0.04)	$0.10
Accelerated depreciation and amortization due to restructuring measures	2	—	3	—	$0.01	—	$0.02	—
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(5)	(2)	5	$0.05	$(0.05)	$(0.02)	$0.04
Share of loss (earnings) of associates, joint ventures and non-controlling interest	—	1	(2)	(1)	—	$0.01	$(0.01)	$(0.01)
Included in discontinued operations, net of tax	—	2	2	(107)	—	$0.02	$0.02	$(1.13)
Tax effect on specific items and other tax adjustments[1]	—	(6)	—	(28)	—	—	—	$(0.12)
	2	18	—	(104)	$0.02	$0.19	—	$(1.08)
Excluding specific items	7	(2)	18	(10)	$0.07	$(0.02)	$0.19	$(0.10)

1	Specific amounts per share are calculated on an after-tax basis. Per share amounts of line item “Tax effect on specific items and other tax adjustments” only include the effect of tax adjustments.

The following table reconciles cash flow provided by operating activities with cash flow from operations (adjusted) excluding specific items:

(in millions of Canadian dollars)	Q3 2012	Q3 2011	Q3-YTD 2012	Q3-YTD 2011
Cash flow provided by operating activities	54	41	111	2
Changes in non-cash working capital components	(12)	19	16	89
Cash flow (adjusted) from operations	42	60	127	91
Specific items, net of current income tax
Restructuring costs	2	1	5	2
Excluding specific items	44	61	132	93

The following table reconciles cash flow provided by operating activities with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	Q3 2012	Q3 2011	Q3-YTD 2012	Q3-YTD 2011
Cash flow provided by operating activities	54	41	111	2
Changes in non-cash working capital components	(12)	19	16	89
Depreciation and amortization	(47)	(46)	(141)	(129)
Income taxes paid	10	4	20	13
Net financing expense paid	15	14	65	65
Gain on disposals and others	—	—	1	10
Impairment charges and other restructuring costs	1	(14)	(1)	(18)
Unrealized gain (loss) on financial instruments	6	(11)	6	(11)
Others	9	—	17	1
Operating income	36	7	94	22
Depreciation and amortization	47	46	141	129
Operating income before depreciation and amortization	83	53	235	151

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS

ENDED SEPTEMBER 30, 2012 AND 2011

SALES

Sales decreased by $41 million to $906 million in the third quarter of 2012 versus $947 million in the same period of 2011 resulting from lower volume, lower selling prices, closed businesses and the 11% increase of the Canadian dollar against the Euro, but was partly offset by the acquired businesses and the 1% decrease of the Canadian dollar against the U.S. dollar. Total shipments decreased by 2%. Excluding the impact of business acquisitions and closures, our shipments were also down by 2% compared to the third quarter of 2011.

OPERATING INCOME FROM CONTINUING OPERATIONS

The Corporation generated an operating income of $36 million in the third quarter of 2012 compared to $7 million in the same period of 2011, resulting mainly from lower raw materials costs, lower specific items and the positive impact of the acquisition of the additional 50% of shares of Papersource Converting Mill Corp at the end of 2011. These positive impacts were partly offset by a higher Canadian dollar against the Euro, lower selling prices and mix, lower volume (excluding business acquisitions and disposals), as well as higher energy costs. Also, back in the third quarter of 2011, we recorded foreign exchange gains of approximately $22 million mainly due to the consideration received from the sale of Dopaco and on working capital items following the rapid decrease of the currency at the end of September 2011. The operating income margin for the quarter increased to 4%, compared to 1% in the same period of 2011. Excluding specific items, the operating income remained stable at $33 million in the third quarter of 2012 compared to the same period of 2011.

The main variances in the operating income in the third quarter of 2012 compared to the same period in 2011 are shown below:

1	The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.
2	The estimated impact of the exchange rate is based only on the Corporation’s export sales less purchases that are impacted by exchange rate fluctuations, mainly the CA$/US$ variation. It also includes the impact of the exchange rate on the Corporation’s working capital items and cash position.
3	Cost improvements and other items include the impact of variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes. It also includes all other costs, such as repair and maintenance, selling and administration, profit-sharing and change in operating income for operating units that are not in the manufacturing and converting sectors. Operating income of businesses acquired or disposed of is also included.
4	Excluding specific items.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 22 to 26).

FINANCIAL RESULTS FOR THE 9-MONTH PERIODS

ENDED SEPTEMBER 30, 2012 AND 2011

SALES

Sales rose by $29 million to $2.741 billion during the first nine months of 2012 compared to $2.712 billion in the same period of 2011. The full consolidation of RdM since the second quarter of 2011 and the acquisitions of Papersource and Bird Packaging, net of businesses sold or closed, accounted for $144 million of the increase. Excluding the effect of businesses acquired and disposed of total shipments decreased by 4% representing a negative impact of $64 million on sales. Lower selling prices accounted for $18 million of the decrease. The 7% increase of the Canadian dollar against the Euro along with the 2% decrease against the U.S. dollar offset $6 million of the increase. The total volume of our manufacturing mills contracted by 1% while our converting units’ volume gained 8% net of the intercompany shipments.

OPERATING INCOME FROM CONTINUING OPERATIONS

The Corporation generated an operating income of $94 million during the first nine months of 2012 compared to an operating income of $22 million in the same period of 2011, an increase of $72 million, resulting mainly from lower raw materials prices, lower specific items, the effects of the business acquisitions and disposals and lower energy costs. These positive impacts were partly offset by lower selling prices and mix, a higher Canadian dollar (against the Euro), lower comparable volume and other production costs, namely freight, labor and selling and administrative expenses. Also, in 2011, we recorded foreign exchange gains of approximately $21 million, including the consideration received from the sale of Dopaco and on working capital items following the rapid decrease of the currency at the end of September 2011. The operating income margin stood at 3% during the first nine months of 2012, compared to 1% in the same period of 2011. Excluding specific items, the operating income stood at $96 million during the first nine months of 2012, compared to $49 million in the same period of 2011, an increase of $47 million.

The main variances in operating income during the first nine months of 2012 compared to the same period in 2011 are shown below:

For notes 1 to 4, see definition on page 16.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 34 to 38).

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND DISCONTINUED OPERATIONS

The Corporation incurred some specific items in 2012 and 2011 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation’s results between periods, notwithstanding these specific items.

The reconciliation of the specific items by business group is as follows:

				For the 3-month period ended September 30, 2012
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	7	(1)	8	24	(2)	36
Depreciation and amortization	17	9	7	11	3	47
Operating income before depreciation and amortization	24	8	15	35	1	83
Specific items:
Impairment charges	1	—	—	—	—	1
Unrealized loss (gain) on financial instruments	1	(1)	—	—	(6)	(6)
	2	(1)	—	—	(6)	(5)
Operating income (loss) before depreciation and amortization - excluding specific items	26	7	15	35	(5)	78
Accelerated amortization due to restructuring measures	1	—	—	1	—	2
Operating income (loss) - excluding specific items	10	(2)	8	25	(8)	33

				For the 3-month period ended September 30, 2011
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	(1)	(2)	2	8	—	7
Depreciation and amortization	18	10	7	9	2	46
Operating income before depreciation and amortization	17	8	9	17	2	53
Specific items:
Impairment charges	10	—	3	1	—	14
Restructuring costs	—	—	1	—	—	1
Unrealized loss on financial instruments	—	2	—	—	9	11
	10	2	4	1	9	26
Operating income before depreciation and amortization - excluding specific items	27	10	13	18	11	79
Operating income - excluding specific items	9	—	6	9	9	33

				For the 9-month period ended September 30, 2012
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	14	3	21	71	(15)	94
Depreciation and amortization	51	27	20	35	8	141
Operating income (loss) before depreciation and amortization	65	30	41	106	(7)	235
Specific items:
Gain on disposals and others	(1)	—	—	—	—	(1)
Impairment charges	2	—	—	—	—	2
Restructuring costs	4	—	—	—	—	4
Unrealized loss (gain) on financial instruments	—	1	—	1	(8)	(6)
	5	1	—	1	(8)	(1)
Operating income (loss) before depreciation and amortization - excluding specific items	70	31	41	107	(15)	234
Accelerated amortization due to restructuring measures	2	—	—	1	—	3
Operating income (loss) - excluding specific items	21	4	21	73	(23)	96

				For the 9-month period ended September 30, 2011
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	(1)	14	5	15	(11)	22
Depreciation and amortization	53	21	21	28	6	129
Operating income (loss) before depreciation and amortization	52	35	26	43	(5)	151
Specific items:
Loss (gain) on disposals and others	1	(12)	1	—	—	(10)
Inventory adjustment resulting from business acquisition	—	6	—	—	—	6
Impairment charges	11	—	3	1	—	15
Restructuring costs	3	—	2	—	—	5
Unrealized loss (gain) on financial instruments	(1)	3	—	—	9	11
	14	(3)	6	1	9	27
Operating income before depreciation and amortization - excluding specific items	66	32	32	44	4	178
Operating income (loss) - excluding specific items	13	11	11	16	(2)	49

DISCONTINUED OPERATIONS

In May 2011, the Corporation completed the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively Dopaco), its converting business for the quick-service restaurant industry, to Reynolds Group Holdings Limited. The Corporation retained liability for certain pending litigation, namely a claim of damages in relation to contamination of industry site previously used by Dopaco. In 2012, the Corporation recorded a provision of $2 million (net of related income tax of $1 million) regarding this claim. Results of discontinued operations in the first nine months of 2011 mainly include the Dopaco results until the date of its disposal on May 2, 2011. They also include the net gain on the disposal of $108 million ($110 million at year-end).

GAIN ON DISPOSALS AND OTHERS

In 2012 and 2011, the Corporation recorded the following losses and gains:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2012	2011	2012	2011
Net gain related to business acquisitions	—	—	—	(11)
Gain on disposal of property, plant and equipment	—	—	(1)	(7)
Loss on disposal of businesses	—	—	—	8
	—	—	(1)	(10)

2012

On March 23, 2012, the Containerboard Group sold a vacant piece of land located next to the Vaudreuil corrugated containerboard plant and recorded a gain of $1 million on the disposal.

2011

On March 1, 2011, the Corporation sold its European containerboard mill located in Avot-Vallée, France, for a total consideration of €10 million ($14 million), including the debt assumed by the acquirer in the amount of €5 million ($7 million) and the selling price balance of €5 million ($7 million), which will be received over a maximum of three years. The Corporation recorded a loss of $2 million on the disposal ($1 million loss in the third quarter).

On April 7, 2011, the Corporation purchased outstanding shares of RdM on the open market, which triggered a business acquisition. A net gain of €9 million ($12 million) resulted from this transaction.

During the second quarter, our Specialty Products Group recorded a loss of $1 million resulting from the business acquisition of NorCan Flexible Packaging Inc. of which we hold 50% of the outstanding shares.

On June 23, 2011, the Corporation sold its Versailles boxboard mill and its Hebron boxboard conversion unit, both located in the U.S., for a total consideration of US$20 million ($20 million), including a selling price balance of US$10 million ($10 million) which will be received over a period of four years. The Corporation recorded a loss of $7 million on the disposal.

In June 2011, the Corporation completed the sale of a piece of land in Montréal, Québec, pertaining to a corrugated converting plant closed in 2005, for a cash consideration of $9 million. A gain of $7 million was recorded on the disposal.

On September 20, 2011, the Corporation announced the closure and upcoming sale of the land and building of its containerboard converting plant located in Burnaby, British Columbia. The closure resulted in $1 million gain upon the reversal of an environmental provision. The sale was completed on October 17, 2011.

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS

The following impairment charges and restructuring costs were recorded in 2012 and 2011:

	For the 3-month periods ended September 30,				For the 9-month periods ended September 30,
	2012		2011		2012		2011
(in millions of Canadian dollars)	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs
Containerboard Group	1	—	10	—	2	4	11	3
Specialty Products Group	—	—	3	1	—	—	3	2
Tissue Group	—	—	1	—	—	—	1	—
	1	—	14	1	2	4	15	5

2012

During the year, the Containerboard Group recorded restructuring costs totaling $4 million related to the consolidation announced for the Ontario units. The Containerboard Group also recorded impairment charges of $2 million ($1 million in the third quarter) related to the closure of the Burnaby mill and the Le Gardeur plant, closed in 2011.

On September 5, 2012, the Corporation announced the closure of its Lachute folding carton plant of the Containerboard Group to be closed at the latest at the end of the first quarter of 2013. This resulted in the recognition of severance provisions totalling $2 million and a compression gain on pension plan amounting to $2 million.

2011

In the first quarter, following the announcement of the closure of its Leominster converting plant and the consolidation of its operations in the New England, USA region, the Containerboard Group recorded closure and restructuring costs totaling $3 million.

In the first quarter, the Containerboard Group also recorded an impairment charge of $1 million on other assets.

During the second quarter, following the announcement of the closure of its old East Angus pulping equipment in Québec, the Specialty Product Group recorded closure and restructuring costs totaling $1 million. During the third quarter, the mill recorded an impairment charge of $3 million and additional restructuring costs of $1 million.

On September 20, 2011, the Corporation announced the closure of its Burnaby mill located in British Columbia and that it reached an agreement to sell the land and the mill. An impairment charge of $8 million was recorded in the third quarter.

During the third quarter, the Corporation also recorded an impairment charge of $2 million at its closed boxboard mill located in Toronto, Ontario, and an impairment charge of $1 million in the Tissue Group.

DERIVATIVE FINANCIAL INSTRUMENTS

During the first nine months of 2012, financial instruments not designated as hedging instruments contributed to net earnings for $6 million (2011 - $11 million loss). The gain includes a $7 million gain (2011 - $9 million loss) on financial instruments on currency hedging as well as on commodities such as electricity, natural gas and waste paper ($5 million gain for the third quarter (2011 - $9 million loss)). The first nine months period also includes a $1 million loss (2011 - $2 million loss) resulting from a put and call agreement reached between the Corporation and Industria E Innovazione ($1 million gain for the third quarter (2011 - $1 million loss)) (see “Significant facts developments” section for more details on this agreement).

INVENTORY ADJUSTMENT RESULTING FROM BUSINESS ACQUISITION

As a consequence of RdM’s business acquisition, operating results were reduced by $6 million in the second quarter of 2011 since the inventory acquired at the time of the combination was recognized at fair value and no profit was recorded on its subsequent sale.

BUSINESS HIGHLIGHTS

Over the past two years, the Corporation completed several transactions (closure or sale of certain operating units and acquisitions) in order to optimize its asset base and streamline its cost structure.

The following transactions that occurred in 2012 and 2011 should be taken into consideration when reviewing the overall or segmented analysis of the Corporation’s results:

CLOSURES, RESTRUCTURING AND DISPOSALS

2012

CONTAINERBOARD GROUP

On April 25, the Corporation announced the permanent closure of three converting corrugated products plants, in Mississauga, in North York and in Peterborough, Ontario.

On September 5, the Corporation announced the closure of its folding carton plant located in Lachute, Québec.

SPECIALTY PRODUCT GROUP

On February 22, the Corporation announced the permanent closure of its honeycomb packaging facility, located in Toronto.

TISSUE GROUP

On August 13, the Corporation announced the permanent closure of one of its converting plant located in Scarborough (McNicoll Street), in Toronto.

2011

CONTAINERBOARD GROUP

On March 1, the Corporation sold its European containerboard mill located in Avot-Vallée, France.

On March 10, the Group announced the closure of its Leominster converting plant and the consolidation of its New England (USA) converting activities. The Leominster plant was closed in May and operations have been transferred to other containerboard converting plants.

On May 2, the Corporation closed the sale of Dopaco, its converting business for the quick-service restaurant industry.

On June 23, the Corporation sold its Versailles mill and its Hebron converting activities.

On September 20, the Corporation announced the closure of its containerboard mill located in Burnaby, British Columbia. The closure took effect in December 2011 and the production was redirected to other Containerboard Group facilities. The Burnaby mill, land and building were sold on October 17.

On October 12, the Group announced the closure of its Le Gardeur converting plant. The operations have been transferred to other containerboard converting plants.

BUSINESS ACQUISITIONS

2012

CONTAINERBOARD GROUP

On April 1, the Corporation acquired Bird Packaging Limited’s converting and warehousing facilities located in Guelph, Kitchener and Windsor, in Ontario.

2011

BOXBOARD EUROPE GROUP

On April 7, the Corporation reached a share ownership of 40.95% in RdM, a recycled boxboard manufacturing leader based in Europe. Since the second quarter, the Corporation has fully consolidated RdM with a non-controlling interest, as at December 31, of 55.69% considering its ownership of 44.31%. In the first nine months of 2012, the Corporation acquired an additional 2.84% of RdM’s outstanding shares on the open market. The Corporation’s share in the equity of RdM stood at 47.15% as at September 30, 2012, with a corresponding non-controlling interest of 52.85%.

SPECIALTY PRODUCT GROUP

On April 6, the Corporation acquired the flexible film activities of NorCan Flexible Packaging Inc., based in Ontario. The total interest held in the subsidiary is now 50% of outstanding shares (due to effective control, this investment is consolidated) with a non-controlling interest of 50%.

On May 31, the Corporation acquired the recovery and recycling activities of Genor Recycling Services Limited, based in Ontario.

On September 15, the Corporation acquired the uncoated partition board manufacturing assets of Packaging Dimensions Inc., located in Illinois, USA.

TISSUE GROUP

On November 1, the Group announced that it had finalized the acquisition of 50% of the shares that it did not hold in its associated company Papersource Converting Mill Corp (Papersource), located in Granby, Québec.

BUSINESS SEGMENT REVIEW FOR THE 3-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(See page 44 for information about “Segmented Information”)

PACKAGING

CONTAINERBOARD

	Sales		Operating income (loss)		OIBD		Shipments[1]		Average selling price[2]				Price reference[2]
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars /unit)		(in U.S. dollars /unit)
	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011
As reported	299	317	7	(1)	24	17	301	328	527	535	529	546	696	689
Specific items			3	10	2	10
Excluding specific items			10	9	26	27

1	Shipments do not take into account the elimination of business sector intercompany shipments.
2	Average selling price and Price reference are a weighted average of virgin and recycled containerboard shipments in the manufacturing segment only.

The main variances in operating income (loss) for the Containerboard Group are shown below:

For notes 1 to 4, see definition on page 16.

Shipments decreased by 8%, or 27,000 s.t. to 301,000 s.t. in the third quarter of 2012 compared to 328,000 s.t. in the same period of 2011. The overall mills shipments went down by 38,000 s.t.. Excluding the negative impact of the Burnaby mill closure (30,000 s.t.) and the favorable impact of the Trenton mill reopening (14,000 s.t.), containerboard shipments declined by 13,000 s.t. following production issues in two important mills as well as 5 days (4,000 s.t.) of more maintenance downtime. With regards to the boxboard mills, shipments decreased by 9,000 s.t. mainly due to the loss of an important client in one of the mills in the first quarter of 2012. Management is currently working on a plan to allow this mill to develop new markets. New products are currently being tested. On the other hand, the mills internal shipments went down by 16,000 s.t. In the converting sector, shipments were down by 3,700 s.t. mainly due to our operations in the United States where management decided to decline low margin volumes.

The average manufacturing selling price is down by $8, or 2%, to $527 per short ton in the third quarter of 2012 compared to $535 in the same period of 2011. The average selling price of the boxboard mills went down by $47. As it was the case across the industry, our mills reduced their selling prices to face the challenging market conditions prevailing in the boxboard sector. The lower grade volumes also played a role in the average selling price reduction. In the containerboard sector, the situation was different. Average selling price was up by $3 due to a favorable foreign exchange rate and a decrease of 1% in our export sales. In the corrugated products sector, average selling price was down by $8 per s.t., while the folding carton experienced an increase of $22 in their average selling price. The corrugated products units recorded a decrease of $11 (1%) less than the industries’ average. The declines in the average selling price of both sectors were more than offset by the change in the mix of products sold externally. Indeed, the converting products volume share increased by 3% and now represents 63% of the group’s volume.

As a result, the Containerboard Group’s sales decreased by $18 million, or 6%, to $299 million in the third quarter of 2012 compared to $317 million in the same period of 2011. Lower volume accounted for $21 million of the decrease.

Excluding specific items, operating income stood at $10 million in the third quarter of 2012 compared to $9 million in the same period of 2011, an increase of $1 million. A reduction in SG&A, lower raw materials prices and business acquisitions and disposals had the most positive impact while lower volume and higher labor costs partly offset the increase. With the recycled fiber price decrease, the mills saw their average raw materials price drop by $32 per short ton. Unfortunately, following the production difficulties in two of our manufacturing mills, the corrugated products units purchased more paper externally in the third quarter of 2012 thus reversing a portion of this favorable variance. The modification of the group’s volume mix outlined above also took away a portion of the fiber price reduction since the converting units are producing at a higher cost per ton. The $3 million reduction in selling & administration expenses is explained partly by a reduction in the number of employees to adjust to the coming closure of our Mississauga converting plant and lower sales volumes in various units. Management’s strategic decisions to close and acquire different units resulted in $2 million of additional operating income. As explained before, volume reduction played an important role in this quarter taking away $6 million of operating income. Finally, our average labor cost per ton went up due to the production difficulties in two important mills, the reorganization of our converting operations in Ontario that required additional employees in the remaining units while adjusting production to the new volumes and the change in the group’s volume mix.

The Corporation incurred some specific items during the third quarters of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 18 to 21 for more details and reconciliation.

See page 34 – “Business segment review for the 9-month periods ended September 30, 2012 and 2011” for more details on comparative cumulative results.

PACKAGING

BOXBOARD EUROPE

	Sales		Operating loss		OIBD		Shipments[1]		Average selling price[2]				Price reference[2]
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in euros/unit)		(in euros/unit)
	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011
As reported	181	221	(1)	(2)	8	8	260	269	697	822	560	594	830	879
Specific items			(1)	2	(1)	2
Excluding specific items			(2)	—	7	10

1	Shipments do not take into account the elimination of business sector intercompany shipments.
2	Average selling price and Price reference include RdM recycled boxboard activities starting in Q2 2011. Average selling price and Price reference are a weighted average of virgin and recycled boxboard shipments.

The main variances in operating loss for the Boxboard Europe Group are shown below:

For notes 1 to 4, see definition on page 16.

Shipments decreased by 3%, or 9,000 s.t., to 260,000 s.t. in the third quarter of 2012 compared to 269,000 s.t. in the same period of 2011. The main reason for this decline is a contraction of demand in Europe in general.

The average selling price in Canadian dollar is down by $125, or 15%, to $697 per short ton in the third quarter of 2012 compared to $822 in the same period of 2011. The 11% increase of the Canadian dollar against the Euro explained most of the decrease. A competitive market environment combined with lower demand resulted in a selling price decrease of €34, or 6%, to €560 in the third quarter of 2012 compared to €594 in the same period of 2011. The recycled boxboard activities (RdM) average selling price is down by €30 or 6%, at €516 in the third quarter of 2012 compared to €546 in the same period of 2011. The virgin boxboard activities average selling price is down by €19 or 2%, at €788 in the third quarter of 2012 compared to €807 in the same period of 2011.

As a result, Boxboard Europe’s sales decreased by $40 million, or 18% to $181 million in the third quarter of 2012 compared to $221 million in the same period of 2011. The 11% increase of the Canadian dollar against the Euro accounted for $19 million of the decrease, lower average selling price accounted for $12 million while lower volume accounted for $9 million of the decrease.

Excluding specific items, the operating loss stood at $2 million in the third quarter of 2012 compared to nil in the same period of 2011, a decrease of $2 million. A lower average selling price and mix and energy costs had the most negative impact while lower raw materials prices partly offset the decrease.

The Corporation incurred some specific items during the third quarters of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 18 to 21 for more details and reconciliation.

See page 36 – “Business segment review for the 9-month periods ended September 30, 2012 and 2011” for more details on comparative cumulative results.

PACKAGING

SPECIALTY PRODUCTS

	Sales		Operating income		OIBD		Shipments[1]		Average selling price[2]				Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011
As reported	197	224	8	2	15	9	99	95	893	912	898	930	889	912
Specific items			—	4	—	4
Excluding specific items			8	6	15	13

1	Elimination of business sector intercompany shipments are excluded from shipments.
2	Average selling price is for paper manufacturing mills only.

The main variances in operating income for the Specialty Products Group are shown below:

For notes 1 to 4, see definition on page 16.

Shipments increased by 4%, or 4,000 s.t. to 99,000 s.t. in the third quarter of 2012 compared to 95,000 s.t. in the same period of 2011. Most of this increase comes from our uncoated board operations. There was also a decrease in our de-inked pulp operations.

The average selling price for paper manufacturing mills only was down by $19, or 2%, to $893 per short ton in the third quarter of 2012 compared to $912 in the same period of 2011. A product mix and market conditions in our specialty papers sector mostly explain this selling price decrease. In addition, our consumer products packaging sector has shown a higher average selling price mainly attributable to an increase in raw materials costs.

As a result, the Specialty Products Group’s sales decreased by $27 million, or 12% to $197 million in the third quarter of 2012 compared to $224 million in the same period of 2011. A decrease in the average selling price and waste paper price explained most of the negative impact.

Excluding specific items, the operating income stood at $8 million in the third quarter of 2012 compared to $6 million in the same period of 2011, an increase of $2 million. Lower selling and administrative expenses, repairs and maintenance costs and lower raw materials costs had the most positive impact while the 1% decrease of the Canadian dollar against the U.S. dollar and lower average selling price and mix partly offset the increase. Our specialty papers have mostly benefited from cost improvements and lower raw materials costs. Better volume and an increase in selling prices had a positive impact on profitability in our consumer products packaging sector.

The Corporation incurred some specific items during the third quarters of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 18 to 21 for more details and reconciliation.

See page 37 – “Business segment review for the 9-month periods ended September 30, 2012 and 2011” for more details on comparative cumulative results.

TISSUE PAPERS

	Sales		Operating income		OIBD		Shipments[1]		Average selling price				Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011
As reported	253	221	24	8	35	17	147	130	1,715	1,699	1,724	1,734	1,622	1,718
Specific items			1	1	—	1
Excluding specific items			25	9	35	18

1	Shipments do not take into account the elimination of business sector intercompany shipments.

The main variances in operating income for the Tissue Papers Group are shown below:

For notes 1 to 4, see definition on page 16.

Shipments increased by 13%, or 17,000 s.t. to 147,000 s.t. in the third quarter of 2012 compared to 130,000 s.t. in the same period of 2011. Business acquisitions accounted for 6%, or 7,800 s.t. while the remaining increase was attributable to our existing business growth mainly driven by parent roll shipments.

The average selling price was up by $16, or 1%, to $1,715 per short ton in the third quarter of 2012 compared to $1,699 in the same period of 2011. The favorable impact on the average selling price was mainly due to business acquisition. This was partly offset by an unfavorable integration rate (excluding the impact of the business acquisition) and sub-segment mix within our consumer and the Away-from-home businesses.

The Tissue Papers Group’s sales increased by $32 million, or 14% to $253 million in the third quarter of 2012 compared to $221 million in the same period of 2011. The effects of business acquisitions and higher volume accounted, respectively, for $19 million and $17 million and generated most of the positive impact, while a lower average selling price, excluding a business acquisition, accounted for $6 million and partly offset the increase.

Excluding specific items, the operating income more than doubled to reach $25 million in the third quarter of 2012 compared to $9 million in the same period of 2011, an improvement of $16 million. Lower raw materials costs, higher volume and a business acquisition had the most positive impact while a lower average selling price and mix and the 1% decrease of the Canadian dollar against the U.S. dollar partly offset the increase.

The Corporation incurred some specific items during the third quarters of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 18 to 21 for more details and reconciliation.

See page 38 – “Business segment review for the 9-month periods ended September 30, 2012 and 2011” for more details on comparative cumulative results.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $141 million (including $3 million of accelerated amortization due to restructuring measures) during the first nine months of 2012 ($47 million in the third quarter, including $2 million of accelerated amortization due to restructuring measures), compared to $129 million for the same period last year ($46 million in the third quarter). The increase is mainly due to the full consolidation of RdM that started during the second quarter of 2011, which contributed to an expense of $8 million in the period and to the acquisition of Papersource which increased the expense by $5 million. The impairment charges recorded at the end of 2011 decreased the depreciation and amortization expense but these have been offset by capital investments completed in the last twelve months.

FINANCING EXPENSE

The financing expense remained at $75 million during the first nine months of 2012 ($25 million in the third quarter) compared to $75 million in the same period last year ($24 million in the third quarter). The disposal of the Dopaco assets in May 2011 led to a decrease in financing expenses. These were however offset by the effect of the full consolidation of RdM which started in Q2-2011, the acquisition of Papersource and Bird Packaging and the capital investment made in 2011 and in the first nine months of 2012. The Corporation amended its revolving credit facility during the third quarter of 2012 resulting in future lower financing costs.

FOREIGN EXCHANGE LOSS (GAIN) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

During the first nine months of 2012, the Corporation recorded a gain of $2 million ($5 million loss during the third quarter) on its US$-denominated debt and related financial instruments, compared to a loss of $5 million in 2011 ($5 million gain during the third quarter). The gain is composed of a loss of $3 million (2011 - $5 million gain) on its 2013 and 2017 foreign exchange forward contracts not designated as hedging instruments ($10 million loss in the third quarter (2011- $19 million gain)). It also includes a gain of $5 million (2011 –$10 million loss) on our US$-denominated long-term debt net of our net investment hedge in the U.S. and forward exchange contracts designated as hedging instruments ($5 million gain for the third quarter (2011 – $14 million loss)).

PROVISION FOR INCOME TAXES

During the first nine months of 2012, the Corporation recorded an income tax charge of $7 million ($1 million in the third quarter) for an effective tax rate of 29%.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, ☐notably the United States, France and Italy, ☐where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 35%.

SHARE OF EARNINGS OF ASSOCIATES AND JOINT VENTURES

The share of results of associates and joint ventures is partly represented by our 35% interest in Boralex Inc. (“Boralex”), a Canadian public Corporation that is a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the north-eastern United States, Canada and France. It also includes the results of our joint ventures, including our interest in RdM until the first quarter of 2011. During the second quarter of 2011, the Corporation started to fully consolidate RdM and consequently ceased to record its share of earnings (see the “Significant facts and developments” section for more details.)

The share of results of our joint ventures were as follows for the 3-month and 9-month periods ended September 30, 2012 and 2011:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2012	2011	2012	2011
Condensed statement of earnings
Sales, net of intercompany	21	23	63	143
Cost of sales and expenses (excluding depreciation and amortization)	17	19	53	127
Depreciation and amortization	1	1	2	5
Operating income	3	3	8	11
Financing expense	—	—	—	1
Net earnings before income taxes	3	3	8	10
Provision for income taxes	1	1	2	3
Net earnings	2	2	6	7

NET EARNINGS (LOSS)

In the third quarter of 2012, the Corporation posted net earnings of $5 million, or $0.05 per share, compared to a net loss of $20 million, or ($0.21) per share in the same period of 2011. After excluding the specific items, the Corporation realized net earnings of $7 million, or $0.07 per share in the third quarter of 2012, compared to a net loss of $2 million, or ($0.02) per share in the same period of 2011.

During the first nine months of 2012, net earnings stood at $18 million or $0.19 per share, compared to net earnings of $94 million, or $0.98 per share in the same period of 2011 which includes the gain on the sale of our Dopaco activities. After excluding the specific items, the Corporation realized net earnings of $18 million or $0.19 per share, compared to a net loss of $10 million, or ($0.10) per share in the same period of 2011 (see “Supplemental Information on Non-IFRS Measures” for reconciliation of these amounts).

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES

Continuing operating activities generated $111 million in liquidity during the first nine months of 2012 ($54 million in the third quarter), compared to $2 million in the same period of 2011 ($41 million in the third quarter). Changes in non-cash working capital components required $16 million in funds during the first nine months of 2012 (generation of $12 million in the third quarter), compared to $89 million in the same period of 2011 ($19 million in the third quarter). The first and the second quarters of the year normally require cash for working capital purposes due to seasonal variations. After an increase in working capital in the first quarter due to normal inventory build-up and payment of year-end volume rebates, the second quarter working capital requirements were due to the increase of accounts receivable following better volume during the period. During the third quarter, the working capital decreased as both raw materials and finished goods inventories were lower. A lower volume shipped and seasonality have resulted in a decrease in accounts receivables.

Cash flow from continuing operating activities, excluding the change in non-cash working capital components, stood at $127 million during the first nine months of 2012 ($42 million in the third quarter), compared to $91 million in the same period of 2011 ($60 million in the third quarter). This increase is mainly attributable to the OIBD’s 31%, or 56 million, increase for the first nine months of 2012 ($234 million) compared to the same period of last year ($178 million).

This cash flow measure is significant, since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Investment activities during the first nine months of 2012 required total cash resources of $156 million ($25 million in the third quarter) for capital expenditure projects and disposals of $94 million, ($23 million in the third quarter), other assets and investments in associates and joint ventures of $48 million ($2 million in the third quarter) and $14 million on business acquisitions (nil in the third quarter).

PURCHASES OF PROPERTY, PLANT AND EQUIPMENT

Capital expenditure projects paid during the first nine months of 2012 amounted to $114 million. New capital expenditure projects started during the first nine months of 2012 amounted to $103 million. Capital expenditures by sector were as follows:

The major capital projects during the first nine months of 2012 are as follows:

CONTAINERBOARD

$14 million as deposits to acquire two new presses and a new conveyor to increase production capacity, profitability and productivity.

$5 million at our Mississauga boxboard mill, in Ontario, for a new lithographic wide format press that will improve production capacity, profitability and productivity.

$5 million at our Cabano containerboard mill, in Québec, to increase its production capacity.

$2 million for motorized conveyors in our Drummondville, Québec, plant that will automate the processes and reduce production costs, waste and risk of accidents.

$2 million for a head box and control dilution system at our Jonquière, Québec, plant that will improve productivity and the quality of the board.

BOXBOARD EUROPE

$4 million, at La Rochette, in France, for a shoe press to improve dryness of the board before the entry into the dryer section, this will improve quality, safety, productivity and reduce the energy consumption.

$4 million for a curtain coater at the Villa Santa Lucia plant, of RdM, in Italia, that will improve productivity.

$1 million for the replacement of a turbine at the Villa Santa Lucia plant, of RdM, in Italia, that will improve the energy consumption.

SPECIALTY PRODUCTS

$4 million for a new extruder in our Industrial packaging plant in France that will increase our production capacity and offer a wider variety of products.

$1 million for a new baler in our Recovery and Recycling plant in Winnipeg, Manitoba, to improve productivity and reduce waste.

TISSUE PAPER

$7 million for a new converting production line at our Papersource plant in Québec that will increase our capacity and productivity.

$1 million for a new bath production line at our Pennsylvania plant that will increase productivity, allow for a greater variety of pack designs and reduce maintenance costs.

CORPORATE

$2 million for seven new tractors and 25 trailers in our Transport division in order to increase the transportation capacity. These tractors are built to reduce pollutant emissions and are more fuel efficient.

$2 million in energy efficiency projects in various plants in order to reduce our ecological footprint and to save on energy costs.

$1 million for a more powerful and reliable electrical transformer in Kingsey Falls, Québec.

$1 million to extend the capacity of one of our warehouse, in Brossard, Québec, to facilitate and optimize the logistics for our various customers in the Montréal area.

DISPOSALS

During the first nine months of 2012, the major proceeds on disposal of property, plant and equipment are as follows :

The Corporation also sold its land and building of its closed Toronto boxboard mill for a consideration of $10 million.

The Corporation sold a vacant piece of land in Vaudreuil, Québec, for $2 million.

INCREASE IN OTHER ASSETS AND INVESTMENT IN ASSOCIATES AND JOINT VENTURES

During the first nine months of 2012, the Corporation also invested in other assets and investments in associates and joint ventures for $48 million ($2 million in the third quarter). The main investments are as follows:

$20 million for the modernization of our financial information system to an ERP information technology system of which $9 million is financed through a loan agreement and will be reimbursed over a period of three years.

US$34 million ($34 million), including a bridge loan of US$15 million ($15 million), for our Greenpac project (see “Significant facts and developments’’ section for more details) in our Containerboard manufacturing segment.

BUSINESS ACQUISITION

$14 million paid for the acquisition of Bird Packaging. The Corporation also assumed $3 million of debt and recorded $8 million of capital-lease obligation following the purchase price allocation (see page 49 for more details).

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

UNSECURED SENIOR NOTES

On March 1, 2012, the Corporation repurchased US$3 million of its 6.75% unsecured senior notes for an amount of US$3 million ($3 million). No gain or loss resulted from this transaction.

The Corporation also redeemed 649,600 of its common shares on the open market during the first nine months of 2012, pursuant to a normal-course issuer bid, for an amount of $3 million ($1 million in the third quarter).

During the first nine months of 2012, we continued to increase our ownership in RdM by acquiring 2.84% of the outstanding shares for an amount of $2 million ($1 million in the third quarter). Our ownership, excluding any other agreements, stood at 47.15% as at September 30, 2012. As we fully consolidate RdM since the second quarter of 2011, the purchase of these shares is considered an acquisition of non-controlling interest and accounted for as an equity transaction.

On June 30, 2012, RdM sold a portion of a plant to a non-controlling interest for €2 million ($3 million).

Including the $11 million ($3 million in the third quarter) in dividends paid out during the first nine months of 2012, financing activities from continuing operations generated $54 million in liquidity ($39 million used in the third quarter).

CONSOLIDATED FINANCIAL POSITION AS AT SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

The Corporation’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	2012	2011
Working capital[1]	524	510
% of sales[2]	14.3%	13.2%
Bank loans and advances	96	90
Current portion of long-term debt	65	49
Long-term debt	1,397	1,358

Total debt	1,558	1,497

Equity attributable to Shareholders	988	1,029

Total equity attributable to Shareholders and total debt	2,546	2,526

Ratio of total debt/total equity attributable to Shareholders and total debt	61.2%	59.3%
Shareholders’ equity per share (in dollars)	$10.51	$10.87

1	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables.
2	% of sales = Working capital end of period/LTM sales. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RdM.

Liquidity available via the Corporation’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations, to fulfill its capital expenditure program and pay for its investment in Greenpac. Capital expenditure requests for 2012 are initially approved at approximately $150 million. This amount is subject to change depending on the Corporation’s operating results and on general economic conditions. The Corporation has capital projects in the works that could be approved if business conditions are favorable, which could lead to higher capital expenditures in the future. As at September 30, 2012, the Corporation had $339 million (net of letters of credit in the amount of $27 million) available through its $750 million credit facility.

In 2012, The Corporation issued $18 million in new letters of credits related to the Greenpac project which should remain in place until the completion of the project which is expected in the third quarter of 2013.

In August 2012, the Corporation amended its revolving credit facility. The changes resulted in future lower financing costs and on extended maturity to February 2016. Financials covenants were unchanged.

NEAR-TERM OUTLOOK

Looking ahead in the near-term, fundamentals in our sectors are positive. In the containerboard sector, the recent price hike announcement will contribute positively to our results during the next quarter with full implementation in the beginning of 2013. Demand in the tissue papers segment continues to be robust. The European market remains challenging but we are satisfied with progress made to improve our production units following recent investments. Finally, we do not expect a significant increase in the level of recycled paper prices in the short term. For these reasons, prospects for the current quarter are encouraging despite the inherent seasonality associated with the month of December.

CAPITAL STOCK INFORMATION

As at September 30, 2012, issued and outstanding capital stock consisted of 93,997,565 common shares (94,647,165 as at December 31, 2011), and 6,759,489 stock options were issued and outstanding (5,693,429 as at December 31, 2011). During the first nine months of 2012, 1,361,314 options were issued, no options were exercised, none were forfeited and 295,254 expired. As at November 7, 2012, issued and outstanding capital stock consisted of 93,981,965 common shares and 6,759,489 stock options.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingencies at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. On a regular basis and with the information available, management reviews its estimates, including those related to environmental costs, employee future benefits, collectibility of accounts receivable, financial instruments, contingencies, income taxes and related valuation allowance, useful life and residual value of property, plant and equipment and impairment of property, plant and equipment and intangible assets. Actual results could differ from those estimates. When adjustments become necessary, they are reported in earnings in the period in which they occur.

A) IMPAIRMENT

In determining the recoverable amount of an asset or a Cash Generating Unit (CGU), the Corporation uses several key assumptions, based on external information on the industry when available and including, among others, production levels, selling prices, volume, raw material costs, foreign exchange rates, growth rates, discounting rates and capital spending.

The Corporation believes such assumptions to be reasonable. These assumptions involve a high degree of judgment and complexity and reflect management’s best estimates based on available information on the assessment date. In addition, products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern.

DESCRIPTION OF SIGNIFICANT IMPAIRMENT TESTING ASSUMPTIONS

GROWTH RATES

The assumptions used were based on our internal budget. We projected revenues, operating margins and cash flows for a period of five years, and applied a perpetual long-term growth rate thereafter. In arriving at our forecasts, we considered past experience, economic trends such as Gross Domestic Product (“GDP”) growth and inflation, as well as industry and market trends.

DISCOUNT RATES

The Corporation assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represents a weighted average cost of capital (“WACC”) for comparable companies operating in similar industries of the applicable CGU, group of CGUs or reportable segment, based on publicly available information.

FOREIGN EXCHANGE RATES

Foreign exchange rates are determined using banks’ average forecast for the first two years of forecasting. For the three following years, the Corporation uses the last five years’ historical average of foreign exchange rates.

Considering the sensitivity of the key assumptions used, there is measurement uncertainty since adverse changes in one or a combination of our key assumptions could cause a significant change in the carrying amounts of these assets.

B) INCOME TAXES

The Corporation is required to estimate the income taxes in each jurisdiction in which it operates. This includes estimating a value for existing net operating losses based on the Corporation’s assessment of its ability to use them against future taxable income before they expire. If the Corporation’s assessment of its ability to use the net operating losses proves inaccurate in the future, more or less of the net operating losses might be recognized as tax assets, which would increase or decrease the income tax expense and, consequently, affect the Corporation’s results in the relevant year.

C) EMPLOYEE BENEFITS

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on years of service and management’s best estimate of expected plan investment performance, salary escalations, retirement ages of employees and expected healthcare costs. The accrued benefit obligation is evaluated using the market interest rate at the evaluation date.

Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.

D) ENVIRONMENTAL CLEAN-UP COSTS

The Corporation expenses environmental disbursements related to existing conditions caused by past or current operations from which no future benefit is discernible. The Corporation’s estimated environmental remediation costs are based upon an evaluation of currently available facts pertaining to each individual site, including the results of environmental studies and testing, and taking into consideration existing technology, applicable laws and regulations, and prior experience in contaminated site remediation. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The Corporation determines its liability on a site-by-site basis and records a liability when one is probable and can be reasonably estimated. The contingencies take into account the anticipated participation of other potentially responsible parties when it is probable that such parties are legally responsible or financially capable of paying their respective shares of the relevant costs. Actual costs to be incurred in future periods at the identified sites may differ from the estimates, given the inherent uncertainties in evaluating environmental exposures. Future information and developments may require the Corporation to reassess the expected impact of these environmental matters.

E) COLLECTIBILITY OF ACCOUNTS RECEIVABLE

In order to record its accounts receivable at their net realizable value, the Corporation must assess their “collectibility”. A considerable amount of judgment is required in making this assessment, including a review of the receivables’ aging and each customer’s current creditworthiness. The Corporation has recorded allowances for receivables that it feels are uncollectible. However, if the financial condition of the Corporation’s customers were to deteriorate, their ability to make required payments may become further impaired, and increases in these allowances would be required.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

RECENT IFRS PRONOUNCEMENTS APPLICABLE IN 2013

IFRS 10—CONSOLIDATION

IFRS 10 requires an entity to consolidate an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation—Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The Corporation is presently evaluating the impact of this standard and no significant impact is expected.

IFRS 11—JOINT ARRANGEMENTS

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. The Corporation is presently evaluating the impact of this standard and no significant impact is expected.

IFRS 12—DISCLOSURE OF INTERESTS IN OTHER ENTITIES

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Corporation is presently evaluating the impact of this standard and no significant impact is expected.

IFRS 13—FAIR VALUE MEASUREMENT

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Corporation is presently evaluating the impact of this standard and no significant impact is expected.

IAS 19—EMPLOYEE BENEFITS

IAS 19 has been amended to make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and to enhance the disclosure of all employee benefits. The amended standard requires immediate recognition of actuarial gains and losses in other comprehensive income as they arise, without subsequent recycling to net income. This is consistent with the Corporation’s current accounting policy. Past service costs (which will now include curtailment gains and losses) will no longer be recognized over a service period but instead will be recognized immediately in the period of a plan amendment. Pension benefit costs will be split between (i) the cost of benefits accrued in the current period (service costs) and benefit changes (past service costs, settlements and curtailments); and (ii) finance expense or income. The finance expense or income component will be calculated based on the net defined benefit asset or liability. A number of other amendments have been made to recognition, measurement and classification including redefining short-term and other long-term benefits, guidance on the treatment taxes related to benefit plans, guidance on risk/cost sharing feature, and expanded disclosures. The Corporation is presently evaluating the impact of this standard and an increase in financing expenses is expected.

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES,

AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICOFR) as defined in National Instrument 52-109 “Certification of Disclosure in Issuer’s Annual and Interim Filings” in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer and the Vice-President and Chief Financial Officer by others and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings, that the Corporation’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the issuer, is made known to them by others within the Corporation.

The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of ICOFR as at September 30, 2012, based on the framework established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, they have concluded that the Corporation’s internal control over financial reporting was effective at that date.

During the quarter ended September 30, 2012, there were no changes to the Corporation’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, its ICOFR.

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.

Pages 51 to 58 of our Annual Report for the year ended December 31, 2011 contain a discussion of the key areas of the Corporation’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

BUSINESS SEGMENT REVIEW FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(See page 44 for information about “Segmented Information”)

PACKAGING

CONTAINERBOARD

	Sales		Operating income (loss)		OIBD		Shipments[1]		Average selling price[2]				Price reference[2]
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars /unit)		(in U.S. dollars/unit)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
As reported	883	994	14	(1)	65	52	891	1,063	535	555	534	567	691	680
Specific items			7	14	5	14
Excluding specific items			21	13	70	66

1	Shipments do not take into account the elimination of business sector intercompany shipments.
2	Average selling price and Price reference are a weighted average of virgin and recycled containerboard shipments in the manufacturing segment only.

The main variances in operating income (loss) for the Containerboard Group are shown below:

For notes 1 to 4, see definition on page 16.

Shipments decreased by 16%, or 172,000 s.t. to 891,000 s.t. in the first nine months of 2012 compared to 1,063,000 s.t. in the same period of 2011. Excluding the effects of business acquired, disposed of and closed the decrease is reduced to 6% or 55,000 s.t. The containerboard mills volume was negatively impacted by the production difficulties in two important mills. That resulted in a decrease of 28,000 s.t. or 12%. In the boxboard mills the 27,000 s.t. volume decline is due to the loss of a major client in January 2012. To compensate for that volume, the mill is currently testing new products that could make it possible to penetrate new markets. In the converting sector, shipments were stable. While the folding carton units increased their volume by 3,800 s.t., the corrugated products units recorded a decrease of 3,800 s.t. Our shipments in the United States went down by 8,000 s.t. (9%) following management’s decision to decline low margin volume. In Canada, our corrugated products units improved their shipments by 4,300 s.t. (1%), a good performance considering the 0.5% increase realized by the Canadian industry.

Excluding the effect of mills closed and sold, the average manufacturing selling price is steady at $538 per short ton. Both our containerboard and boxboard mills saw their average selling price increase by $7 per short ton. Both sectors benefited from a favorable exchange rate while the containerboard mills were also helped by a reduction in the tons sold on the export market. Those increases in our two manufacturing operations were all nullified by the change in our manufacturing mix. Indeed, our containerboard operations now accounts for 82% of our manufacturing business compared to 79% for the same period last year. In the converting sector, the strong competition prevailing in the market resulted in a decrease of $8 per short ton or 0.6% of the average selling price. Overall, the group’s average selling price went up 2% due to a change in our mix of products sold. Indeed, the converting operations now accounts for 63% of our volume compared to 59% for the same nine months period last year.

As a result, the Containerboard Group’s sales decreased by $111 million, or 11%, to $883 million in the first nine months of 2012 compared to $994 million in the same period of 2011. Business disposals and closures and lower volume had the largest negative impact and accounted, respectively, for $85 million and $55 million while business acquisition and higher selling prices accounted, respectively, for $10 million and $10 million and partly offset the decrease.

Excluding specific items, operating income stood at $21 million in the first nine months of 2012 compared to $13 million in the same period of 2011, an increase of $8 million. Lower raw materials prices and the higher average selling price and favorable mix had the most important positive impact while lower volume and labor costs partly offset the increase. The decrease in the raw materials prices added $10 million of operating income. With the recycled fiber price decrease, the mills saw their average selling price decrease by $25 per short ton. However, this reduction was partially reversed by the change in our mix described above and by production difficulties in two of our manufacturing mills. The change in mix is also responsible for the unfavorable variance we see in our labor cost. Finally, following the closure of the Burnaby mill and the new impairment recorded on December 31, 2011, the depreciation expense went down adding $4 million to operating income.

The Corporation incurred some specific items during the first nine months of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 18 to 21 for more details and reconciliation.

PACKAGING

BOXBOARD EUROPE

	Sales		Operating income		OIBD		Shipments[1]		Average selling price[2]				Price reference[2]
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in euros/unit)		(in euros/unit)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
As reported	593	539	3	14	30	35	824	644	721	837	561	609	839	907
Specific items			1	(3)	1	(3)
Excluding specific items			4	11	31	32

1	Shipments do not take into account the elimination of business sector intercompany shipments.
2	Average selling price and Price reference include RdM recycled boxboard activities starting in Q2 2011. Average selling price and Price reference are a weighted average of virgin and recycled boxboard shipments.

The main variances in operating income for the Boxboard Europe Group are shown below:

For notes 1 to 4, see definition on page 16.

Shipments increased by 28%, or 180,000 s.t. to 824,000 s.t. in the first nine months of 2012 compared to 644,000 s.t. in the same period of 2011. Excluding the effect of RdM consolidation starting in the second quarter of 2011, shipments are down by 7%.

The average selling price is down by $116, or 14%, to $721 per short ton in the first nine months of 2012 compared to $837 in the same period of 2011. The 7% increase of the Canadian dollar against the Euro accounted for most of the decrease. A competitive market environment combined with lower demand resulted in a selling price decrease of €48, or 8%, to €561 in the first nine months of 2012 compared to €609 in the same period of 2011. The recycled boxboard activities (RdM) average selling price was down by €26, or 5%, at €515 for the first nine months of the 2012 compared to €541 in the period of 6-month of Q2-2011 and Q3-2011 following the business acquisition. The virgin boxboard activities average selling price is down by €18, or 2%, at €785 for the first nine months of 2012 compared to €803 in the same period of 2011.

As a result, Boxboard Europe’s sales increased by $54 million, or 10% to $593 million in the first nine months of 2012 compared to $539 million in the same period of 2011. The consolidation of RdM accounted for $155 million of the increase while lower volume, the 7% increase of the Canadian dollar against the Euro and lower selling prices accounted, respectively, for $42 million, $35 million and $22 million of the negative impact that partly offset the increase.

Excluding specific items, operating income stood at $4 million in the first nine months of 2012 compared to $11 million in the same period of 2011, a decrease of $7 million. Lower average selling price and mix and lower volume had the most negative impact while lower raw materials prices and the consolidation of RdM partly offset the decrease.

The Corporation incurred some specific items during the first nine months of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 18 to 21 for more details and reconciliation.

PACKAGING

SPECIALTY PRODUCTS

	Sales		Operating income		OIBD		Shipments[1]		Average selling price[2]				Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
As reported	608	645	21	5	41	26	294	290	910	911	908	931	894	898
Specific items			—	6	—	6
Excluding specific items			21	11	41	32

1	Elimination of business sector intercompany shipments are excluded from shipments.
2	Average selling price is for paper manufacturing mills only.

The main variances in operating income for the Specialty Products Group are shown below:

For notes 1 to 4, see definition on page 16.

Shipments increased by 4,000 s.t. to 294,000 s.t. in the first nine months of 2012 compared to 290,000 s.t. in the same period of 2011. Most of this increase comes from our uncoated board operations. There was also a decrease in our de-inked pulp operations.

The average selling price for paper manufacturing mills only was slightly down by $1 to $910 per short ton in the first nine months of 2012 compared to $911 in the same period of 2011. A product mix and market conditions in our specialty papers sector mostly explain this selling price decrease, which has been more than offset by the lower raw materials costs.

As a result, the Specialty Products Group’s sales decreased by $37 million, or 6% to $608 million in the first nine months of 2012 compared to $645 million in the same period of 2011. The effect of business closure and lower selling prices explained most of the negative impact while business acquisitions partly offset the decrease.

Excluding specific items, the operating income stood at $21 million in the first nine months of 2012 compared to an operating income of $11 million in the same period of 2011, an increase of $10 million. Lower raw materials prices and repairs and maintenance costs had the most positive impact while lower average selling price and mix and the 2% decrease of the Canadian dollar against the U.S. dollar partly offset the increase. Our specialty papers sector has mostly benefited from this positive impact, while our other sector remained stable. Our recovery sector has been mainly impacted by the decrease in waste paper prices.

The Corporation incurred some specific items during the first nine months of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 18 to 21 for more details and reconciliation.

TISSUE PAPERS

	Sales		Operating income		OIBD		Shipments[1]		Average selling price				Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
As reported	737	638	71	15	106	43	423	388	1,742	1,643	1,738	1,680	1,615	1,670
Specific items			2	1	1	1
Excluding specific items			73	16	107	44

1	Shipments do not take into account the elimination of business sector intercompany shipments.

The main variances in operating income for the Tissue Papers Group are shown below:

For notes 1 to 4, see definition on page 16.

Shipments increased by 9%, or 35,000 s.t. to 423,000 s.t. in the first nine months of 2012 compared to 388,000 s.t. in the same period of 2011. Business acquisition favorably impacted shipments by 5% while the existing business growth contributed an additionnal 4 % mainly driven by parent roll shipments.

The average selling price was up by $99, or 6%, to $1,742 per short ton in the first nine months of 2012 compared to $1,643 in the same period of 2011. This increase is mainly attributable to business acquisition, full implementation of the 2011 price increase in all the segments and favorable currency impact.

As a result, the Tissue Papers Group’s sales increased by $99 million, or 16% to $737 million in the first nine months of 2012 compared to $638 million in the same period of 2011. Business acquisition and higher volume accounted, respectively, for $55 million and $28 million and explained most of the positive impact.

Excluding specific items, operating income stood at $73 million in the first nine months of 2012 compared to $16 million in the same period of 2011, an increase of $57 million. Lower raw materials costs, business acquisition and higher volume had the most positive impact while higher selling and administrative expenses partly offset the increase.

The Corporation incurred some specific items during the first nine months of 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 18 to 21 for more details and reconciliation.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	Note	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents		16	12
Accounts receivable		570	535
Current income tax assets		22	24
Inventories		494	516
Financial assets		28	6
Assets held for sale		—	12
		1,130	1,105
Long-term assets
Investments in associates and joint ventures		228	219
Property, plant and equipment		1,655	1,703
Intangible assets		196	185
Financial assets		11	25
Other assets		57	44
Deferred income tax assets		142	119
Goodwill and others		336	328
		3,755	3,728
Liabilities and Equity
Current liabilities
Bank loans and advances		96	90
Trade and other payables		533	539
Current income tax liabilities		3	2
Current portion of provisions for contingencies and charges		5	5
Current portion of financial liabilities and other liabilities		92	20
Current portion of long-term debt	7	65	49
		794	705
Long-term liabilities
Long-term debt	7	1,397	1,358
Provisions for contingencies and charges		32	33
Financial liabilities		43	111
Other liabilities		288	249
Deferred income tax liabilities		90	107
		2,644	2,563
Equity attributable to Shareholders
Capital stock		482	486
Contributed surplus		16	14
Retained earnings		581	615
Accumulated other comprehensive loss		(91)	(86)
		988	1,029
Non-controlling interest		123	136
Total equity		1,111	1,165

		3,755	3,728

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	2012	2011	2012	2011
Sales	906	947	2,741	2,712
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $47 million for the 3-month period (2011–$46 million) and $141 million for the 9-month period (2011–$129 million))	781	848	2,361	2,428
Selling and administrative expenses	92	91	286	266
Gain on disposals and others	—	—	(1)	(10)
Impairment charges and restructuring costs	1	15	6	20
Foreign exchange loss (gain)	2	(22)	2	(21)
Loss (gain) on derivative financial instruments	(6)	8	(7)	7
	870	940	2,647	2,690
Operating income	36	7	94	22
Financing expense	25	24	75	75
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(5)	(2)	5
Share of loss (earnings) of associates and joint ventures	1	(1)	(3)	(11)
Profit (loss) before income taxes	5	(11)	24	(47)
Provision for (recovery of) income taxes	1	10	7	(25)
Net earnings (loss) from continuing operations including non-controlling interest for the period	4	(21)	17	(22)
Net earnings (loss) from discontinued operations for the period	—	(2)	(2)	113
Net earnings (loss) including non-controlling interest for the period	4	(23)	15	91
Net loss attributable to non-controlling interest	(1)	(3)	(3)	(3)
Net earnings (loss) attributable to Shareholders for the period	5	(20)	18	94
Net earnings (loss) from continuing operations per common share
Basic	$0.05	$(0.19)	$0.21	$(0.20)
Diluted	$0.05	$(0.19)	$0.21	$(0.20)
Net earnings (loss) per common share
Basic	$0.05	$(0.21)	$0.19	$0.98
Diluted	$0.05	$(0.21)	$0.19	$0.96
Weighted average basic number of common shares outstanding	94,056,848	95,986,989	94,223,991	96,317,941

Net earnings (loss) attributable to Shareholders:
Continuing operations	5	(18)	20	(19)
Discontinued operations	—	(2)	(2)	113
Net earnings (loss)	5	(20)	18	94

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Net earnings (loss) including non-controlling interest for the period	4	(23)	15	91
Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of self-sustaining foreign subsidiaries	(13)	31	(18)	7
Change in foreign currency translation related to net investment hedging activities	15	(33)	14	(14)
Income taxes	(2)	5	(2)	2
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(10)	(9)	(7)	(5)
Change in fair value of interest rate swaps	10	(7)	6	(8)
Change in fair value of commodity derivative financial instruments	(4)	4	(3)	(1)
Income taxes	—	3	—	2
Actuarial loss on post-employment benefit obligations	(36)	(53)	(61)	(53)
Income taxes	10	14	17	14
Other comprehensive loss	(30)	(45)	(54)	(56)
Comprehensive income (loss) including non-controlling interest for the period	(26)	(68)	(39)	35
Comprehensive income (loss) attributable to non-controlling interest for the period	(4)	—	(8)	(2)
Comprehensive income (loss) attributable to Shareholders for the period	(22)	(68)	(31)	37

Comprehensive income (loss) attributable to Shareholders:
Continuing operations	(22)	(66)	(29)	(76)
Discontinued operations	—	(2)	(2)	113
Comprehensive income (loss)	(22)	(68)	(31)	37

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

	For the 9-month period ended September 30, 2012
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity attributable to Shareholders	Non-controlling interest	Total equity
Balance—Beginning of period	486	14	615	(86)	1,029	136	1,165
Comprehensive income (loss)
Net earnings (loss)	—	—	18	—	18	(3)	15
Other comprehensive loss	—	—	(44)	(5)	(49)	(5)	(54)
	—	—	(26)	(5)	(31)	(8)	(39)
Dividends	—	—	(11)	—	(11)	—	(11)
Stock options	—	1	—	—	1	—	1
Redemption of common shares	(4)	1	—	—	(3)	—	(3)
Acquisition of non-controlling interest	—	—	3	—	3	(5)	(2)
Balance—End of period	482	16	581	(91)	988	123	1,111

	For the 9-month period ended September 30, 2011
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity attributable to Shareholders	Non-controlling interest	Total equity
Balance—Beginning of period	496	14	576	(37)	1,049	23	1,072
Comprehensive income (loss)
Net earnings (loss)	—	—	94	—	94	(3)	91
Other comprehensive income (loss)	—	—	(39)	(18)	(57)	1	(56)
	—	—	55	(18)	37	(2)	35
Dividends	—	—	(12)	—	(12)	—	(12)
Stock options	—	(1)	—	—	(1)	—	(1)
Redemption of common shares	(7)	—	—	—	(7)	—	(7)
Business acquisitions	—	—	—	—	—	129	129
Acquisition of non-controlling interest	—	—	1	—	1	(2)	(1)
Dividends paid to non-controlling interest	—	—	—	—	—	(1)	(1)
Balance—End of period	489	13	620	(55)	1,067	147	1,214

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Consolidated Statements of Cash Flows

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period	5	(20)	18	94
Net loss (earnings) from discontinued operations for the period	—	2	2	(113)
Net earnings (loss) from continuing operations	5	(18)	20	(19)
Adjustments for
Financing expense	25	24	75	75
Depreciation and amortization	47	46	141	129
Gain on disposals and others	—	—	(1)	(10)
Impairment charges and restructuring costs	(1)	14	1	18
Loss (gain) on derivative financial instruments	(6)	11	(6)	11
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(5)	(2)	5
Provision for (recovery of) income taxes	1	10	7	(25)
Share of loss (earnings) of associates and joint ventures	1	(1)	(3)	(11)
Net loss attributable to non-controlling interest	(1)	(3)	(3)	(3)
Net financing expense paid	(15)	(14)	(65)	(65)
Income taxes paid	(10)	(4)	(20)	(13)
Dividends received	5	—	5	—
Others	(14)	—	(22)	(1)
	42	60	127	91
Changes in non-cash working capital components	12	(19)	(16)	(89)
	54	41	111	2
Investing activities from continuing operations
Investments in associates and joint ventures	—	(45)	(19)	(47)
Purchases of property, plant and equipment	(33)	(31)	(114)	(90)
Proceeds on disposal of property, plant and equipment	10	8	20	10
Change in other assets	(2)	40	(29)	9
Business acquisitions, net of cash acquired	—	(3)	(14)	(4)
Proceeds on disposals of business, net of cash disposed	—	—	—	6
	(25)	(31)	(156)	(116)
Financing activities from continuing operations
Bank loans and advances	8	6	7	29
Change in revolving credit facilities	(38)	(9)	104	(266)
Purchase of senior notes	—	—	(3)	—
Payments of other long-term debt	(5)	(4)	(43)	(13)
Increase in other long-term debt	1	—	2	1
Redemption of common shares	(1)	(4)	(3)	(8)
Partial disposal of a subsidiary to non-controlling interest	—	—	3	—
Acquisition of non-controlling interest	(1)	(2)	(2)	(2)
Dividends paid to the Corporation’s Shareholders	(3)	(4)	(11)	(12)
	(39)	(17)	54	(271)
Change in cash and cash equivalents during the period from continuing operations	(10)	(7)	9	(385)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal during the period	(3)	—	(5)	390
Net change in cash and cash equivalents during the period	(13)	(7)	4	5
Cash and cash equivalents—Beginning of period	29	18	12	6
Cash and cash equivalents—End of period	16	11	16	11

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Segmented Information

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure for assessing the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2011.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation’s performance and is therefore the CODM.

In 2012, the Corporation changed the structure of its internal organization in a manner that caused the composition of its reportable segment to change. As a result, starting January 1, 2012, the Corporation modified its segmented information disclosure and restated prior periods. Containerboard and Boxboard North American manufacturing and converting activities are now presented within one segment. Boxboard European activities are reported as a separate segment.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Packaging Products of the Corporation) and Tissue Papers.

	Sales
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Packaging Products
Containerboard	299	317	883	994
Boxboard Europe	181	221	593	539
Specialty Products	197	224	608	645
Intersegment sales	(17)	(27)	(54)	(82)
	660	735	2,030	2,096
Tissue Papers	253	221	737	638
Intersegment sales and others	(7)	(9)	(26)	(22)

Total	906	947	2,741	2,712

	Operating income (loss) before depreciation and amortization
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Packaging Products
Containerboard	24	17	65	52
Boxboard Europe	8	8	30	35
Specialty Products	15	9	41	26
	47	34	136	113
Tissue Papers	35	17	106	43
Corporate	1	2	(7)	(5)
Operating income before depreciation and amortization	83	53	235	151
Depreciation and amortization	(47)	(46)	(141)	(129)
Financing expense	(25)	(24)	(75)	(75)
Foreign exchange (loss) gain on long-term debt and financial instruments	(5)	5	2	(5)
Share of earnings (loss) of associates and joint ventures	(1)	1	3	11
Profit (loss) before income taxes	5	(11)	24	(47)

	Purchases of property, plant and equipment
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Packaging Products
Containerboard	16	11	47	30
Boxboard Europe	9	10	19	22
Specialty Products	3	6	10	15
	28	27	76	67
Tissue Papers	1	2	13	17
Corporate	9	6	14	8

Total purchases	38	35	103	92

Proceeds on disposal of property, plant and equipment	(10)	(8)	(20)	(10)
Capital-lease acquisitions	(4)	(3)	(4)	(4)
	24	24	79	78
Purchases of property, plant and equipment included in trade and other payables
Beginning of period	9	15	25	18
End of period	(10)	(16)	(10)	(16)
Purchases of property, plant and equipment net of proceeds on disposal	23	23	94	80

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED)

For the 3-month and 9-month periods ended September 30, 2012

(tabular amounts in millions of Canadian dollars)

Note 1

GENERAL INFORMATION

Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on November 7, 2012.

Note 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent annual consolidated financial statements for the year ended December 31, 2011, except that taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected earnings or loss for each jurisdiction.

In 2012, the Corporation classifies volume rebates of $19 million as Accounts receivable. As a result of this classification, the Corporation has reclassified volume rebates that were previously classified within the line, Provisions for contingencies and charges to the line Accounts receivable for the comparative periods, resulting in a reclassification adjustment of $21 million as at December 31, 2011. As at December 31, 2011, the Corporation also reclassified an amount of $18 million from deferred income tax liability to deferred income tax assets.

NOTE 3

RECENT IFRS PRONOUNCEMENTS APPLICABLE IN 2013

IFRS 10—CONSOLIDATION

IFRS 10 requires an entity to consolidate an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation—Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The Corporation is presently evaluating the impact of this standard and no significant impact is expected.

IFRS 11—JOINT ARRANGEMENTS

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. The Corporation is presently evaluating the impact of this standard and no significant impact is expected.

IFRS 12—DISCLOSURE OF INTERESTS IN OTHER ENTITIES

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Corporation is presently evaluating the impact of this standard and no significant impact is expected.

IFRS 13—FAIR VALUE MEASUREMENT

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Corporation is presently evaluating the impact of this standard and no significant impact is expected.

IAS 19—EMPLOYEE BENEFITS

IAS 19 has been amended to make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and to enhance the disclosure of all employee benefits. The amended standard requires immediate recognition of actuarial gains and losses in other comprehensive income as they arise, without subsequent recycling to net income. This is consistent with the Corporation’s current accounting policy. Past service costs (which will now include curtailment gains and losses) will no longer be recognized over a service period but instead will be recognized immediately in the period of a plan amendment. Pension benefit costs will be split between (i) the cost of benefits accrued in the current period (service costs) and benefit changes (past service costs, settlements and curtailments); and (ii) finance expense or income. The finance expense or income component will be calculated based on the net defined benefit asset or liability. A number of other amendments have been made to recognition, measurement and classification including redefining short-term and other long-term benefits, guidance on the treatment taxes related to benefit plans, guidance on risk/cost sharing feature, and expanded disclosures. The Corporation is presently evaluating the impact of this standard and an increase in financing expenses is expected.

NOTE 4

ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of unaudited condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed interim consolidated financial statements, the significant judgements made by management in applying the Corporation’s accounting policies and the key sources of information were the same as those that applied to the consolidated financial statements for the year ended December 31, 2011.

NOTE 5

DISCONTINUED OPERATIONS, IMPAIRMENT CHARGES AND RESTRUCTURING COSTS DISCONTINUED OPERATIONS

In May 2011, the Corporation completed the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively Dopaco), its converting business for the quick-service restaurant, to Reynolds Group Holdings Limited. The Corporation retained liability for certain pending litigation, namely a claim of damages in relation to the contamination of a site previously used by Dopaco. In 2012, the Corporation recorded a provision of $2 million (net of related income tax of $1 million) regarding this claim. During the second quarter, following the settlement of this claim, the Corporation paid $2 million and we estimate the remaining provision to be sufficient to cover further costs related to this claim.

During the third quarter, the Corporation also paid $3 million (2011 - $3 million) in relation to a 2006 legal settlement in the fine paper distribution activities that were disposed of in 2008.

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS

On April 25, 2012, the Corporation announced the closure of its North York and Peterborough units as well as the OCD plant in Mississauga. These plants are part of the Containerboard Group. These closures resulted in the recognition of an onerous contract and severance provisions totalling $4 million and accelerated amortization of $2 million due to the revaluation of the remaining useful life and residual value of some equipments.

On August 13, 2012, the Corporation announced the closure of its Tissue Group plant located in Scarborough which resulted in accelerated amortization of $1 million.

On September 5, 2012, the Corporation announced the closure of its Lachute folding carton plant of the Containerboard Group to be closed at the latest at the end of the first quarter of 2013. This resulted in the recognition of severance provisions totalling $2 million and a compression gain on pension plan amounting to $2 million.

During 2012, the Corporation also recorded additional impairment charges totalling $2 million on its Containerboard Group Burnaby mill and LeGardeur converting plant which were closed in 2011.

NOTE 6

BUSINESS ACQUISITION

On April 1, 2012, the Corporation purchased all of the outstanding shares of Bird Packaging Limited (“Bird’’), located in Ontario, for a cash consideration of $14 million. Bird’s assets include containerboard converting equipment as well as warehouses located in Guelph, Kitchener and Windsor. This acquisition is part of the Containerboard Group. The excess of the consideration paid over the net fair value of the assets acquired and the liabilities assumed resulted in non-deductible goodwill of $8 million and has been allocated to the Central Canada containerboard converting plants Cash Generating Unit (“CGU”). This acquisition is expected to create synergies in the CGU.

Assets acquired and liabilities assumed were as follows:

Business segment: Containerboard
(in millions of Canadian dollars) (unaudited)	Acquired company: Bird Packaging Limited
Fair values of identifiable assets acquired and liabilities assumed:
Accounts receivable	5
Inventories	1
Property, plant and equipment	3
Capital-lease assets	8
Client list	4
Goodwill	8

Total assets	29

Bank loans and advances	(1)
Trade and other payables	(3)
Long-term debt	(2)
Capital-lease obligation	(8)
Deferred income tax liabilities	(1)
Net assets acquired	14
Cash paid	14

On a stand-alone basis, the acquisition of Bird since the date of acquisition represents sales amounting to $13 million and net earnings attributable to shareholders is nil. Had the acquisition occurred on January 1, 2012, Bird would have contributed to consolidated sales and net earnings attributable to shareholders of $19 million and $1 million, respectively, for the 9-month period ended September 30, 2012. These estimates are based on the assumption that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisition occurred on January 1, 2012.

The purchase price determination was finalized as at September 30, 2012.

NOTE 7

LONG-TERM DEBT

(in millions of Canadian dollars) (unaudited)	Maturity	September 30, 2012	December 31, 2011
Revolving credit facility, weighted average interest rate of 2.82% as at September 30, 2012, consists of $302 million; US$28 million and €44 million (December 31, 2011—$196 million; US$42 million and €33million)	2016	384	282
7.25% Unsecured senior notes of US$9 million	2013	9	9
6.75% Unsecured senior notes of US$6 million (US$9 million at December 31, 2011)	2013	6	9
7.75% Unsecured senior notes of $200 million	2016	198	198
7.75% Unsecured senior notes of US$500 million	2017	486	503
7.875% Unsecured senior notes of US$250 million	2020	243	251
Other debts of subsidiaries		56	61
Other debts without recourse to the Corporation		95	112
		1,477	1,425
Less: Unamortized financing costs		15	18

Total long-term debt		1,462	1,407

Less:
Current portion of 7.25% Unsecured senior notes		9	—
Current portion of 6.75% Unsecured senior notes		6	—
Current portion of debts of subsidiaries		20	12
Current portion of debts without recourse to the Corporation		30	37
		65	49
		1,397	1,358

On March 1, 2012, the Corporation repurchased US$3 million of its 6.75% unsecured senior notes for an amount of US$3 million ($3 million). No gain or loss resulted from this transaction.

During the second quarter, the Corporation granted a US$15 million ($15 million) bridge loan to Greenpac Holding LLC (Greenpac Project). The loan will mature no later than 2021 and bears interest ranging from 7.5% to 12% depending on the stage of completion of the Project. However, we expect the loan to be repaid over the next 4 years through secured tax credit to be received by Members of the project and operational cashflows. The loan is included in Other Assets on the consolidated balance sheet. The Corporation also granted US$18 million ($18 million) in letters of credit regarding the Greenpac Project in 2012.

NOTE 8

CONTINGENCY

The Corporation is currently in discussions with representatives of the Ontario Ministry of the environment (MOE)–Northern Region, regarding its potential responsibility for an environmental impact identified at its former Thunder Bay facility (”Thunder Bay”) which was sold in 2007 to Thunder Bay Fine Papers Inc. (“Fine Papers”). The MOE has requested that the Corporation together with the former owner Fine Papers and the current owner Superior Fine Papers Inc. (“Superior”) submit a closure plan for the Waste Disposal Site and a decommissioning plan for the closure and long-term monitoring for the Sewage Works (the “Plans”). The Corporation recognizes that where as a result of past events, there may be an outflow of resources embodying future economic benefits in settlement of a possible obligation. However, it is not possible at this time to estimate the Corporation’s obligation since Superior has not submitted the Plans and related costs to allow the Corporation to perform an evaluation nor does the Corporation have access to the site. As well, the Corporation is unable to ascertain the value of the assets remaining on its former site. The Corporation is pursuing all available legal remedies to resolve the situation.